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                                                                    Exhibit 99.1


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                                    CII TRUST

                              DECLARATION OF TRUST

                                MARCH 21, 2006

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                                TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION...................................................    2
   1.1     Definitions.....................................................    2
   1.2     References to Acts Performed by the Trust.......................    6
   1.3     Accounting Terms................................................    6
   1.4     References......................................................    6
   1.5     Construction....................................................    6
   1.6     Tax Act.........................................................    6
   1.7     Number and Gender...............................................    6
   1.8     Headings for Reference Only.....................................    7
   1.9     Day Not a Business Day..........................................    7
   1.10    Time of the Essence.............................................    7
   1.11    Governing Law...................................................    7
   1.12    Currency........................................................    7

ARTICLE 2 DECLARATION OF TRUST.............................................    7
   2.1     Establishment of the Trust......................................    7
   2.2     Initial Contribution and Loan...................................    7
   2.3     Name of Trust...................................................    7
   2.4     Head Office.....................................................    8
   2.5     Nature of the Trust.............................................    8
   2.6     Rights of Unitholders...........................................    8
   2.7     Liability of Unitholders........................................    8
   2.8     Default on Senior Indebtedness..................................    9

ARTICLE 3 ISSUE AND SALE OF UNITS..........................................    9
   3.1     Nature of Trust Units...........................................    9
   3.2     Authorized Number of Trust Units................................   10
   3.3     Issue of Trust Units............................................   10
   3.4     No Fractional Trust Units.......................................   10
   3.5     Re-Purchase of Intitial Trust Unit and Initial Loan by the
           Trust...........................................................   10
   3.6     No Pre-Emptive Rights...........................................   10
   3.7     Consolidation of Trust Units....................................   11

ARTICLE 4 INVESTMENTS OF TRUST.............................................   11
   4.1     Purpose of the Trust............................................   11
   4.2     Investment of Proceeds of Arrangement...........................   12
   4.3     Other Investments...............................................   12

ARTICLE 5 DISTRIBUTIONS....................................................   13
   5.1     Computation of Distributable Cash Flow of the Trust.............   13
   5.2     Computation of Income and Net Realized Capital Gains............   13
   5.3     Distributions of Distributable Cash Flow........................   14
   5.4     Other Distributions.............................................   14
   5.5     Character of Distributions and Designations.....................   15
   5.6     Enforceability of Right to Receive Distributions................   15
   5.7     Method of Payment of Distributions..............................   15
   5.8     Withholding Taxes...............................................   16
   5.9     Tax Act Definitions.............................................   16
   5.10    Payments of Cash................................................   16
   5.11    Unclaimed Distributions.........................................   17

ARTICLE 6 REDEMPTION OF TRUST UNITS........................................   17
   6.1     Right of Redemption.............................................   17
   6.2     Exercise of Redemption Right by Unitholder......................   17
   6.3     Exercise of Redemption Right by the Trust.......................   17
   6.4     Redemption......................................................   18
   6.5     Cancellation of all Redeemed Trust Units........................   19

ARTICLE 7 TRUSTEES.........................................................   19
   7.1     Number of Trustees..............................................   19


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
   7.2     Calling and Notice of Meetings..................................   20
   7.3     Place of Meetings...............................................   20
   7.4     Meetings by Telephone...........................................   20
   7.5     Quorum..........................................................   20
   7.6     Chairperson.....................................................   20
   7.7     Action by the Trustees..........................................   20
   7.8     Adjourned Meeting...............................................   21
   7.9     Remuneration and Expenses.......................................   21
   7.10    Officers........................................................   21

ARTICLE 8 APPOINTMENT, RESIGNATION AND REMOVAL OF THE TRUSTEES.............   21
   8.1     Qualification of Trustees.......................................   21
   8.2     Appointment of Trustees.........................................   21
   8.3     Consent to Act..................................................   22
   8.4     Failure to Elect Minimum Number of Trustees.....................   22
   8.5     Ceasing to Hold Office..........................................   22
   8.6     Removal of Trustees.............................................   23
   8.7     Filling Vacancies...............................................   23
   8.8     Validity of Acts................................................   24

ARTICLE 9 CONCERNING THE TRUSTEES..........................................   24
   9.1     Powers of the Trustees..........................................   24
   9.2     Specific Powers and Authorities.................................   24
   9.3     LP Units Held by the Trust......................................   27
   9.4     Restrictions on Trustee's Powers................................   27
   9.5     Banking.........................................................   27
   9.6     Standard of Care and Duties.....................................   28
   9.7     Fees and Expenses...............................................   28
   9.8     Limitations on Liability of Trustees............................   28
   9.9     Indemnification of Trustees.....................................   29
   9.10    Contractual Obligations of Trust................................   29
   9.11    Conflicts of Interest...........................................   29
   9.12    Conditions Precedent............................................   31
   9.13    Reliance Upon Trustees and Officers.............................   31

ARTICLE 10 COMMITTEES OF TRUSTEES..........................................   31
   10.1    Delegation......................................................   31
   10.2    Procedure.......................................................   31

ARTICLE 11 AMENDMENT.......................................................   31
   11.1    Amendment.......................................................   31
   11.2    Notification of Amendment.......................................   32

ARTICLE 12 MEETINGS OF UNITHOLDERS.........................................   32
   12.1    Annual and Special Meetings of Unitholders......................   32
   12.2    Notice of Meetings..............................................   33
   12.3    Quorum..........................................................   33
   12.4    Voting Rights of Unitholders....................................   33
   12.5    Resolutions Binding the Trustees................................   34
   12.6    Meaning of "Special Resolution".................................   34
   12.7    Meaning of "Outstanding"........................................   35
   12.8    Record Date for Voting..........................................   35
   12.9    Appointment of Inspector........................................   35
   12.10   Resolutions in Writing..........................................   35

ARTICLE 13 CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS................   36
   13.1    Trust Unit Certificates.........................................   36
   13.2    Contents of Trust Unit Certificates.............................   36
   13.3    Register of Unitholders.........................................   37
   13.4    Transfer of Trust Units.........................................   37
   13.5    Trust Units Held Jointly or in a Fiduciary Capacity.............   38
   13.6    Performance of Trust............................................   38


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
   13.7    Lost Certificates...............................................   38
   13.8    Death of a Unitholder...........................................   38
   13.9    Unclaimed Distribution..........................................   38

ARTICLE 14 TERMINATION.....................................................   39
   14.1    Term of Trust...................................................   39
   14.2    Termination with the Approval of Unitholders....................   39
   14.3    Procedure Upon Termination......................................   39
   14.4    Powers of the Trustees Upon Termination.........................   39
   14.5    Sale of Investments.............................................   39
   14.6    Distribution of Proceeds or Assets..............................   39
   14.7    Further Notice to Unitholders...................................   39
   14.8    Responsibility of the Trustees after Sale and Conversion........   40

ARTICLE 15 SUPPLEMENTAL INDENTURES.........................................   40
   15.1    Provision for Supplemental Indentures for Certain Purposes......   40

ARTICLE 16 GENERAL.........................................................   40
   16.1    Notices.........................................................   40
   16.2    Failure to Give Notice..........................................   41
   16.3    Joint Holders...................................................   41
   16.4    Service of Notice...............................................   41
   16.5    Information Available to Unitholders............................   41
   16.6    Fiscal Year.....................................................   41
   16.7    Financial Disclosure............................................   41
   16.8    Unitholder Meeting Information..................................   42
   16.9    Taxation Information............................................   42
   16.10   Power of Attorney...............................................   42
   16.11   Income Tax: Obligation of the Trustees..........................   42
   16.12   Income Tax: Deductions..........................................   42
   16.13   Binding Effect of Resolutions...................................   42
   16.14   No Breach.......................................................   43
   16.15   Execution of Instruments........................................   43

ARTICLE 17 AUDITORS........................................................   43
   17.1    Qualification of Auditors.......................................   43
   17.2    Appointment of Auditors.........................................   43
   17.3    Change of Auditors..............................................   43
   17.4    Report of Auditors..............................................   43

ARTICLE 18 MISCELLANEOUS...................................................   43
   18.1    Counterparts....................................................   43
   18.2    Severability....................................................   44
   18.3    Successors and Assigns..........................................   44
   18.4    References to Agreements........................................   44
   18.5    In Respect of the Fund..........................................   44
   18.6    Language........................................................   44


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                                    CII TRUST

     THIS DECLARATION OF TRUST is made the 21st day of March, 2006.

BETWEEN:

          NADIR H. MOHAMED, resident in the Province of Ontario, and PETER G. WHITE, resident in the Province of Ontario, the trustees of the trust constituted by this declaration of trust, and each person who after the date hereof becomes a trustee of the Trust as herein provided (each person, while a trustee of the trust as herein provided, hereinafter called a "TRUSTEE"),

          -and-

          CINRAM INTERNATIONAL INCOME FUND, a trust existing under the Province of Ontario (hereinafter called the "INITIAL UNITHOLDER") and all persons who after the date hereof become holders of units of the trust as herein provided (collectively at any time, the "TRUST UNITHOLDERS"),

     WHEREAS the Initial Unitholder desires to create a trust for investment purposes, including investing in securities of Cinram International Limited Partnership (the "LIMITED PARTNERSHIP");

     AND WHEREAS for the purpose of settling the trust created hereunder, the Initial Unitholder paid to the Trustees an amount of $9.00 in lawful money of Canada (the "INITIAL CONTRIBUTION");

     AND WHEREAS concurrently with the settlement of the Trust by the Initial Unitholder, the Initial Unitholder made a loan to the Trust, and was issued a promissory note by the Trust evidencing such loan, in the amount of $91.00 in lawful money of Canada (the "INITIAL LOAN");

     AND WHEREAS the Trustees have agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Declaration of Trust or in respect of the investment of these assets in accordance with the provisions hereinafter set forth;

     AND WHEREAS the Initial Unitholder and the Trustees desire that the beneficiaries of the Trust, including the Initial Unitholder, shall be the holders of Trust Units;

     AND WHEREAS the Initial Unitholder and the Trustees desire that this Trust shall qualify as a "unit trust" pursuant to subsection 108(2) of the Income Tax Act (Canada) (the "TAX ACT");

     AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Trust;

     NOW THEREFORE, the undersigned Trustees, being all of the Trustees of the Trust, hereby confirm and declare that they agree with the Initial Unitholder to hold in trust as trustees of the Trust, the Initial Contribution and any and all other property, real, personal or otherwise, tangible or intangible, which has been at the date hereof or is hereafter transferred, conveyed or paid to or otherwise received by them as Trustees or to which the Trust is otherwise entitled and all rents, income, profits and gains therefrom for the benefit of the Unitholders hereunder in accordance with and subject to the expressed provisions of this Declaration of Trust, to wit:

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                                    ARTICLE 1
                                 INTERPRETATION

1.1  DEFINITIONS

     In this Declaration of Trust including the recitals hereto, unless the context otherwise requires, the following terms shall have the following meanings:

     (a) "ADMINISTRATION AGREEMENT" means the administration agreement to be entered into on the Effective Date among the Fund, the Trust and Amalco, as the same may be amended, supplemented or restated from time to time;

     (b) "AFFILIATE" has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 - Prospectus and Registration Exemptions on the date hereof;

     (c) "AMALCO" means Cinram International Inc., the company to be formed upon the amalgamation of Cinram and Cinram Newco, as contemplated by the Arrangement;

     (d)  "ARRANGEMENT" means the proposed arrangement, under the provisions of section 192 of the CBCA, on the terms and conditions set forth in the plan of arrangement to be implemented by Cinram, as the same may be amended, supplemented or restated from time to time;

     (e) "ARRANGEMENT AGREEMENT" means the arrangement agreement to be entered into by the Fund, the Trust, Holding GP, Holding LP, Cinram, Cinram International ULC, Cinram International LLC and Newco in respect of the Arrangement, as the same may be amended, supplemented or restated from time to time;

     (f) "ARRANGEMENT RESOLUTION" means the special resolution in respect of the Arrangement to be voted upon by Shareholders at the Meeting;

     (g) "ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed, after the Final Order has been made, giving effect to the Arrangement;

     (h) "ASSOCIATE" has the meaning given to that term in the Securities Act (Ontario) on the date hereof;

     (i) "AUDITORS" means the firm of chartered accountants appointed as the auditors of the Trust from time to time in accordance with the provisions hereof and, initially, means KPMG LLP;

     (j) "BUSINESS DAY" means a day which is not a Saturday, Sunday, civic or statutory holiday in the Province of Ontario;

     (k)  "CANADIAN RESIDENT" means a person who is not a Non-Resident;

     (l) "CASH FLOW OF THE TRUST" has the meaning ascribed thereto in subsection 5.1(a);

     (m) "CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c.C.44, as amended, including the regulations promulgated thereunder;

     (n) "CERTIFICATE" means the certificate or certificates or other confirmation of filing to be issued by the Director (as defined in the CBCA), pursuant to Subsection 192(7) of the CBCA, giving effect to the Arrangement;

     (o) "CINRAM" means Cinram International Inc., a corporation incorporated under the CBCA;

     (p) "CINRAM GROUP" means, collectively, the Limited Partnership, Holding GP, Cinram and their respective subsidiaries;


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     (q)  "CLASS A LP UNITS" means Class A limited partnership units of the
          Limited Partnership;

     (r) "CLASS B LP UNITS" means Class B limited partnership units of the Limited Partnership;

     (s) "CLOSING" means the completion of the issuance of Fund Units to the public pursuant to the Arrangement; "DATE OF CLOSING" means the date on which Closing occurs; and "TIME OF CLOSING" means the effective time on the Date of Closing at which the Closing occurs;

     (t)  "CODE" means the U.S. Internal Revenue Code of 1986, as amended;

     (u) "COUNSEL" means a barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Trust;

     (v) "DECLARATION OF TRUST" or "DECLARATION" means this instrument, as the same may be supplemented, amended or restated from time to time; and "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof and includes any and every instrument supplemental or ancillary hereto or in implementation hereof;

     (w) "DISTRIBUTABLE CASH FLOW" has the meaning ascribed thereto in subsection 5.1;

     (x) "DISTRIBUTION PAYMENT DATE", in respect of a Distribution Period, means a date no later than the 15th day of the month immediately following the end of the Distribution Period or, if such day is not a Business Day, the next following Business Day or such other date determined from time to time by the Trustees;

     (y) "DISTRIBUTION PERIOD" means each calendar month in each calendar year, from and including the first day thereof and to and including the last day thereof, provided that the first Distribution Period shall begin on (and include) the Date of Closing and shall end on (and include) the last day of the calendar month following the calendar month in which Closing occurs, in the case of the month of December where December 31 of each year shall be a Distribution Record Date, and any additional days as may be determined from time to time by the Trustees;

     (z) "DISTRIBUTION RECORD DATE" means the last Business Day of each Distribution Period;

     (aa) "EFFECTIVE DATE" means the effective date of the Arrangement pursuant to the Final Order and the Certificate;

     (bb) "EFFECTIVE TIME" means the time on the Effective Date at which the Arrangement is effective, as specified in the Final Order and the Certificate;

     (cc) "EXCHANGE AGREEMENT" means the exchange agreement to be entered into on the Effective Date among the Fund, the Trust, the Limited Partnership, Holding GP and other parties agreeing to be bound by such agreement regarding the exchange rights attaching to the Class B LP Units, among other things, as the same may be amended, supplemented or restated from time to time;

     (dd) "FINAL ORDER" means the order of the Ontario Superior Court of Justice approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of section 192 of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

     (ee) "FUND" or the "INITIAL UNITHOLDER" means Cinram International Income Fund, an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario in accordance with the Fund Declaration of Trust;

     (ff) "FUND DECLARATION OF TRUST" means the declaration of trust dated March 21, 2006 pursuant to which the Fund was established as a trust and is governed under the laws of the Province of


                                        3

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          Ontario, as the same may be amended, modified, supplemented, restated
          or replaced from time to time;

     (gg) "FUND UNITS" means the units of beneficial interest in the Fund; provided however that when referring to (i) the listing of Fund Units on a stock exchange for trading; or (ii) the calculation of Redemption Price, "FUND UNITS" means the units of beneficial interest in the Fund other than Special Voting Units of the Fund;

     (hh) "GAAP" means, at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

     (ii) "HOLDING GP" means Cinram International General Partner Inc., a company incorporated under the Business Corporations Act (Ontario);

     (jj) "INCOME OF THE TRUST" has the meaning ascribed thereto in subsection 5.2(a);

     (kk) "INDEBTEDNESS" has the meaning ascribed thereto in the Note Indenture;

     (ll) "LIMITED PARTNERSHIP AGREEMENT" means the limited partnership agreement governing the Limited Partnership to be entered into among Holding GP and the Trust and any other parties agreeing to be bound by such agreement;

     (mm) "LIMITED PARTNERSHIP" means Cinram International Limited Partnership, a limited partnership to be formed under the laws of the Province of Manitoba, the initial partners of which will be, Holding GP, as general partner, and the Trust, as limited partner;

     (nn) "LP UNITS" means Class A LP Units and Class B LP Units;

     (oo) "MEETING" means the annual and special meeting of Shareholders to be held on April 28, 2006, and any adjournment(s) or postponement(s) thereof, to consider and to vote on the Arrangement Resolution and the other matters set out in the notice of Meeting, which will accompany the management proxy circular distributed by Cinram in connection with such annual and special meeting;

     (pp) "NET REALIZED CAPITAL GAINS" has the meaning ascribed thereto in
          Section 5.2(b);

     (qq) "NON-RESIDENT" means a person who is non-resident of Canada within the meaning of the Tax Act;

     (rr) "NOTE INDENTURE" means the note indenture to be entered into on the Effective Date between the Trust and Computershare Investor Services Inc., pursuant to which the Trust will issue the Series 1 Notes and may issue Series 2 Notes and Series 3 Notes, as the same may be amended, supplemented or restated from time to time;

     (ss) "NOTES" means the unsecured subordinated notes of the Trust issued from time to time in accordance with the Note Indenture and to be designated as either Series 1, Series 2 or Series 3 and "NOTES" also means any unsecured subordinated notes of the Trust which may be subsequently issued by the Trust pursuant to the Note Indenture or otherwise;

     (tt) "ORDINARY RESOLUTION" has the meaning ascribed thereto in Section
          12.5;

     (uu) "PERSON" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks trust companies, pension funds, business trusts or other organizations, whether or not legal entities, and government and agencies and political subdivisions thereof;


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

     (vv) "REDEMPTION DATE" has the meaning ascribed thereto in Section 6.2(b);

     (ww) "REDEMPTION PRICE" has the meaning ascribed thereto in Section 6.4(a);

     (xx) "SENIOR INDEBTEDNESS" shall have the meaning attributed to it in the
          Note Indenture;

     (yy) "SERIES 1 NOTES" means the series 1 notes of the Trust issued under the Note Indenture;

     (zz) "SERIES 2 NOTES" means the series 2 notes of the Trust issued under the Note Indenture;

     (aaa) "SERIES 3 NOTES" means the series 3 notes of the Trust issued under the Note Indenture;

     (bbb) "SHAREHOLDERS" means the holders of common shares of Cinram;

     (ccc) "SPECIAL RESOLUTION" has the meaning ascribed thereto in Section
          12.6;

     (ddd) "SPECIAL VOTING UNITS" means the special voting units of the Fund;

     (eee) "SUBORDINATION AGREEMENT" has the meaning ascribed thereto in Section 2.7(e);

     (fff) "TAX ACT" means the Income Tax Act (Canada) R.S.C. 1985 (5th Supp.) c.1, as amended, and the regulations thereunder;

     (ggg) "TRANSFER AGENT" means such company as may from time to time be appointed by the Trust to act as registrar and transfer agent of the Trust Units together with any sub transfer agent duly appointed by such registrar and transfer agent;

     (hhh) "TRUST" means the trust constituted by this Declaration of Trust;

     (iii) "TRUST ASSETS", at any time, means such of the following monies, properties and other assets as are at such time held by the Trust or by the Trustees on behalf of the Trust: (i) the Initial Contribution;
          (ii) all funds or property derived from the issuance or sale of the Trust Units, the Notes or other securities of the Trust or other cash received by the Trust, including the Initial Loan proceeds; (iii) LP Units; (iv) any proceeds of disposition of any of the foregoing property; and (v) all income, proceeds, interest, profit, dividends, return of capital, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

     (jjj) "TRUST LIABILITIES" has the meaning ascribed thereto in Section
          2.7(a);

     (kkk) "TRUST UNIT CERTIFICATE" means a certificate, in the form approved by the Trustees, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof, and "TRUST UNIT CERTIFICATES" means a certificate, in form approved by the Trustees, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

     (lll) "TRUST UNITS" means the units of the Trust authorized and issued hereunder as such and for the time being outstanding and entitled to the benefits hereof;

     (mmm) "TRUSTEE" means, an individual who is, in accordance with the provisions hereof, a trustee of the Trust at that time and "TRUSTEES" means, at any time, all of the individuals, each of whom is at that time a trustee of the Trust; and

     (nnn) "UNITHOLDERS" means, collectively, at any time the holders at that time of one or more Trust Units, as shown in the register of such holders maintained by the Transfer Agent on behalf of the Trust.

1.2  REFERENCES TO ACTS PERFORMED BY THE TRUST

     For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed or which may not be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed or which may not be performed by the Trustees on behalf of the Trust or by some other person duly authorized to do so by the Trustees or pursuant to the provisions hereof and where reference is made in this Declaration of Trust to actions, rights or obligations of the Trustees, such reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustees in their capacity as Trustees, and not in their other capacities, unless the context otherwise requires.

1.3  ACCOUNTING TERMS

     All accounting terms not specifically defined in this Declaration will be construed in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of this Declaration of Trust, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise determined by the Trustees, be made in accordance with GAAP.

1.4  REFERENCES

     Except as otherwise specifically provided herein, reference in this Declaration of Trust to any contract, agreement or any other instrument will be deemed to include references to the same as varied, amended, supplemented, restated or replaced from time to time. Except as otherwise specifically provided herein, any reference in this Declaration of Trust to a statute or regulations, rules, policies or instruments thereunder will be deemed to be a reference to such statute or regulation, rule, policy or instrument as amended, re-enacted or replaced from time to time, and reference to specific parts, paragraphs or sections thereof will include all amendments, re-enactments or replacements. Where there are proposals for amendments to the Tax Act that have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions thereof as if such proposals had been enacted into law and proclaimed into force.

1.5  CONSTRUCTION

     The words "including" and "includes" where used in this Declaration will be deemed to mean "including, without limitation" and "includes, without limitation", respectively.

1.6  TAX ACT

     Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply to provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.7  NUMBER AND GENDER

     In this Declaration of Trust, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa; words importing a gender shall include the feminine, masculine and neuter genders and words importing persons includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks trust companies, pension funds, business trusts or other organizations, whether or not legal entities, and government and agencies and political subdivisions thereof.

1.8  HEADINGS FOR REFERENCE ONLY

     The division of this Declaration of Trust into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust.

1.9  DAY NOT A BUSINESS DAY

     In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. Notwithstanding the foregoing, this Section is not applicable to Sections 5.1, 5.2, 5.3 and 5.4.

1.10 TIME OF THE ESSENCE

     Time shall be of the essence in this Declaration of Trust.

1.11 GOVERNING LAW

     This Declaration of Trust and the Trust Unit Certificates shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Ontario.

1.12 CURRENCY

     All references in this Declaration of Trust to "dollars" or "$" are to Canadian dollars, unless otherwise noted.

                                    ARTICLE 2
                              DECLARATION OF TRUST

2.1  ESTABLISHMENT OF THE TRUST

     The Trustees hereby declare and agree to hold the Trust Assets in trust for the use and benefit of Unitholders, their successors, permitted assigns and personal representatives, and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.2  INITIAL CONTRIBUTION AND LOAN

     The Initial Unitholder hereby pays, concurrently with the execution of this Declaration of Trust, the Initial Contribution to the Trustees for the purpose of settling the Trust, and hereby concurrently provides the Initial Loan to the Trust. The Trustees hereby acknowledge receipt of (a) the Initial Contribution and the Initial Unitholder is hereby issued one Trust Unit having a value of $9.00 and (b) the Initial Loan and the Initial Unitholder is hereby issued a promissory note in the principal amount of $91.00.

2.3  NAME OF TRUST

     (a) The Trust shall be known and designated in English as the "CII TRUST" and, whenever practicable, lawful and convenient, the property of the Trust shall be held and the affairs of the Trust shall be conducted and transacted under that name.

     (b) If the Trustees determine that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustees deem appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

     (c) The Trustees may approve and use a version of any name or designation used by the Trust in any foreign language.

2.4  HEAD OFFICE

     The head office of the Trust shall be located at 2255 Markham Road, Toronto, Ontario M1B 2W3 or such other place or places in Canada as the Trustees may from time to time designate.

2.5  NATURE OF THE TRUST

     The Trust is an unincorporated, open-ended limited purpose trust, established for the purposes specified in Section 4.1. The Trust is not, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, society, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustees or any individual Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers or as members of a society, syndicate, association, partnership, limited partnership or shareholders of a corporation or of a joint company. The Trustees are not and shall not be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholders to the Trustees shall be solely that of beneficiaries of the Trust and their rights shall be limited to those expressly conferred upon them by this Declaration of Trust. Except as provided herein, the Trustees will have sole responsibility for the protection or conservation of the Trust Assets, and nothing herein will have the effect of constituting the Unitholders as associates in a joint enterprise for the conduct of business.

2.6  RIGHTS OF UNITHOLDERS

     The rights of each Unitholder (including the right, if any, to call for a distribution or division of assets, monies, funds, income, dividends and capital gains held, received or realized by the Trust) are limited to those contained herein and, except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trustees. The legal ownership of the Trust Assets and the right to conduct the activities of the Trust are vested exclusively in the Trustees, and no Unitholder has or is deemed to have any right of ownership in any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Unitholders shall be entitled to interfere with or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

2.7  LIABILITY OF UNITHOLDERS

     (a) Subject to 2.7(e), no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with: (i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations, liabilities or the activities or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustees or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (iv) any actual or alleged act or omission of the Trustees or of any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (v) any transaction entered into by the Trustees or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or (vi) except as provided in
          Section 5.8, any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustees or by any other person (except the Unitholder to the extent required by applicable tax laws) on behalf of or in connection with the activities or affairs of the Trust (collectively, "TRUST LIABILITIES").

     (b) No Unitholder in its capacity as a Unitholder shall be liable to indemnify the Trustees or any other person with respect to any Trust Liabilities.

     (c) To the extent that, notwithstanding the provisions of this Section 2.7, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof will be enforceable only against, and will be satisfied only out of, the Trust Units held by such Unitholder.

     (d) To the extent that, contrary to the provisions of this Section 2.7, any Unitholder is held personally liable as such to any other person in respect of any Trust Liabilities, such Unitholder will be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability and for all costs of any litigation or other proceedings in which such liability has been determined, including all fees and disbursements of counsel. The rights accruing to a Unitholder under this Section 2.7(d) do not exclude any other rights to which such Unitholder may be lawfully entitled, nor does anything herein contained restrict the right of the Trustees to indemnify or reimburse a Unitholder out of the Trust Assets in any appropriate situation not specially provided herein but, for greater certainty, the Trustees have no liability to reimburse Unitholders for taxes assessed against them by reason of or arising out of their ownership of Trust Units.

     (e) If any Trust Asset should be distributed or declared to be distributable to Unitholders contrary to the provisions of any subordination agreement (each a "SUBORDINATION AGREEMENT") between the Trust and the persons entitled to enforce any of the Indebtedness of the Trust or any member of the Cinram Group or contrary to the terms of the Notes or the subordination provisions of the Note Indenture, then the persons entitled to enforce such Subordination Agreements or provisions shall be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions and the limitations in subsections 2.7(c) and 2.7(d) shall not apply to any judgment in respect of (and to the extent only based on) such contrary distribution and no Trust Unitholder shall have the right to enforce any distribution contrary to such Subordination Agreements or provisions.

2.8  DEFAULT ON SENIOR INDEBTEDNESS

     No distributions on the Trust Units shall be made by the Trust or received by the Trust Unitholders, whether in cash, property or securities by set-off or otherwise, if at the time of such distribution or immediately after giving effect thereto, there shall exist under any Senior Indebtedness or any agreement or instrument pursuant to which any Senior Indebtedness is outstanding, any event of default or any default, condition, event or act which with notice, lapse of time, or both, would constitute an event of default thereunder.

                                    ARTICLE 3
                             ISSUE AND SALE OF UNITS

3.1  NATURE OF TRUST UNITS

     (a) The beneficial interests in the Trust shall be divided into interests of one class, described and designated as "TRUST UNITS" which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, each Trust Unit shall vest indefeasibly in the holder thereof and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

     (b) Each Trust Unit represents an equal undivided beneficial interest in any distribution from the Trust (whether of Income of the Trust, Net Realized Capital Gains or other amounts) and in any net Trust Assets in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the Trust Assets. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority except as provided in Section 5.8.

     (c) The issued and outstanding Trust Units may be subdivided or consolidated from time to time by the Trustees without notice to or approval of the Trust Unitholder.

     (d) Each Trust Unit shall entitle the holder of record thereof to one vote at all meetings of Trust Unitholders or in respect of any written resolution of Unitholders.

3.2  AUTHORIZED NUMBER OF TRUST UNITS

     The aggregate number of Trust Units which is authorized and may be issued hereunder is unlimited.

3.3  ISSUE OF TRUST UNITS

     (a) Subject to subsection 4.1(f), Trust Units may be allotted and issued by the Trust at the times, to the persons, for the consideration and on the terms and conditions that the Trustees may determine and, without limiting the generality of the foregoing, the Trustees may authorize the Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase, whether absolutely or conditionally, Trust Units from the Trust or from any other person or procuring or agreeing to procure purchasers, whether absolute or conditional, for Trust Units. Without limiting the foregoing, the Trustees may create and issue rights, warrants (including so-called "special warrants" which may be exercisable for no additional consideration) or options to subscribe for Trust Units which rights, warrants, convertible securities or options may be exercisable at such subscription price or prices and at such time or times as the Trustees may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant or option shall not be a Trust Unit and the holder thereof shall not be a Trust Unitholder.

     (b) Trust Units are only to be issued as fully paid in money, property (including an obligation to pay consideration in instalments) or past services and are not to be subject to future calls or assessments, except that Trust Units to be issued under an offering may be issued for consideration payable in instalments and the Trust may take a security interest over such Trust Units for unpaid instalments. In determining whether property or past services are the fair equivalent of monetary consideration, the Trustees may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust, and the resolution of the Trustees allotting and issuing such Trust Units shall express the fair equivalent in money of the other consideration received.

3.4  NO FRACTIONAL TRUST UNITS

     Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section
5.7 or as a consequence of a consolidation pursuant to Section 3.7 or as permitted by the Trustees. In the event of any permitted fractional issuance, fractions of Trust Units will carry and be subject to the provisions hereof applicable to whole Trust Units in the proportion that they bear to one Trust Unit, except that no certificates will be issued for fractional Trust Units and no holder of a fraction of a Trust Unit, as such, will be entitled to notice of, or to attend, meetings of Unitholders.

3.5  RE-PURCHASE OF INTITIAL TRUST UNIT AND INITIAL LOAN BY THE TRUST

     Immediately after the Closing, the Trust will purchase the initial Trust Unit from and repay the Initial Loan to the Initial Unitholder, and the Initial Unitholder shall sell the initial Trust Unit to the Trust, for a purchase price of $9.00 and, upon completion of such purchase and sale, the initial Trust Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Declaration of Trust.

3.6  NO PRE-EMPTIVE RIGHTS

     No Person shall be entitled, as a matter of right, to any pre-emptive right to acquire any Trust Unit unless otherwise agreed to in writing by the Trust.

3.7  CONSOLIDATION OF TRUST UNITS

     Unless the Trustees determine otherwise, immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.7, the number of the outstanding Trust Units will automatically be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In this case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the non-cash distribution of additional Trust Units and the consolidation.

     Notwithstanding the foregoing, where tax is required to be withheld from a Unitholder's share of the distribution, the consolidation will result in such Unitholder holding that number of Trust Units equal to (a) the number of Trust Units held by such Unitholder prior to the distribution plus the number of Trust Units received by such Unitholder in connection with the distribution (net of the number of whole and part units withheld on account of withholding taxes) multiplied by (b) the fraction obtained by dividing the aggregate number of Trust Units outstanding prior to the distribution by the aggregate number of Trust Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholder. Such Unitholder will be required to surrender the Trust Unit certificates, if any, representing such Unitholder's original Trust Units, in exchange for a Trust Unit certificate representing such Unitholder's post consolidation Trust Units.

                                    ARTICLE 4
                              INVESTMENTS OF TRUST

4.1  PURPOSE OF THE TRUST

     The Trust is an unincorporated, open-ended, limited purpose trust and its operations and activities shall be restricted to:

     (a) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities and/or assets of the Limited Partnership and other corporations, partnerships, trusts or other persons engaged, directly or indirectly, in the business of the manufacture, packaging, distribution, sale and provision of multimedia products and related logistics services, as well as activities related or ancillary thereto, and such other investments as the Trustees may determine;

     (b) issuing debt securities, including the Notes, or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Assets as security;

     (c) acquiring, investing in, transferring, disposing of and otherwise dealing with securities of the Fund or any member of the Cinram Group in connection with the Trust's obligations under the Arrangement Agreement or Exchange Agreement;

     (d) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any member or affiliate of Cinram Group pursuant to any good faith debt on borrowed money incurred by the member or affiliate of the Cinram Group, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets (including securities issued by any member of affiliate of the Cinram Group, as the case may be) as security for such guarantee;

     (e) temporarily holding cash in interest-bearing accounts, short-term government debt, short-term certificates of deposit, money market mutual funds or short-term investment grade corporate debt for the purposes of paying the expenses and liabilities of the Trust, paying amounts owing by the Trust in connection with the redemption of any Trust Units or other securities of the Trust and making distributions to Unitholders;

     (f) issuing Trust Units and other securities of the Trust (including Notes, securities under the Note Indenture, warrants, options or other rights to acquire Trust Units, securities convertible or exchangeable for Trust Units or other securities of the Trust), including for the purposes of:

          (i)  obtaining funds to conduct the activities described in paragraph
               (a) above, including raising funds for further acquisitions, investments or development;

          (ii) repayment of any indebtedness, liability or borrowings of the Trust or its affiliates;

          (iii) implementing Unitholder rights plans, distribution reinvestment plans and Trust Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Fund, the Trust or the other members of the Cinram Group,

          (iv) giving effect to the exercise of the right of exchange pursuant to the Exchange Agreement;

          (v) making non-cash distributions to holders of Trust Units as contemplated by this Declaration of Trust;

     (g) repurchasing, redeeming or otherwise acquiring Trust Units or other securities of the Trust (including Notes issued under the Note Indenture, warrants, options or other rights to acquire Trust Units or other securities of the Trust), subject to the provisions of this Declaration of Trust and applicable law;

     (h)  disposing of any part of the Trust Assets;

     (i) entering into and performing its obligations under the Arrangement Agreement, the Exchange Agreement, the Administration Agreement and such other agreements contemplated by the Arrangement or ancillary thereto;

     (j)  satisfying the obligations, liabilities or indebtedness of the Trust;
          and

     (k) undertaking such other activities, or taking such actions, as shall be ancillary or incidental to the foregoing or taking all such other usual and customary actions for the conduct of the activities of the Trust in the ordinary course, and approved by the Trustees from time to time.

4.2  INVESTMENT OF PROCEEDS OF ARRANGEMENT

     At and immediately after the Time of Closing, the Trust shall transfer the Shares received in consideration for the issuance of Trust Units and Notes issued in respect thereof pursuant to the Arrangement to the Limited Partnership in consideration for Class A LP Units.

4.3  OTHER INVESTMENTS

     To the extent that any monies or other property received by the Trust or the Trustees are not to be immediately used by the Trustees in the manner set out in Section 4.2 or for the purpose of making distributions under Article 5 hereof, the Trustees are hereby authorized and, where prudent to do so, shall invest such monies in: (a) short-term debt obligations of or guaranteed by the Government of Canada or a province of Canada; (b) short term commercial paper obligations of a corporation whose short term commercial paper is rated R-1 or higher by Dominion Bond Rating Service Limited or A-1 or higher by Standard & Poor's Ratings Services; (c) short-term interest-bearing accounts and short-term certificates of deposit issued or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks; (d) money market mutual funds; or (e) any combination thereof.

                                    ARTICLE 5
                                  DISTRIBUTIONS

5.1  COMPUTATION OF DISTRIBUTABLE CASH FLOW OF THE TRUST

     (a) The "CASH FLOW OF THE TRUST", for or in respect of any Distribution Period, shall be determined pursuant to the following provisions:

          (i)  the following amounts shall be included in the calculation:

               (A) all amounts which are received by the Trust for and in respect of the Distribution Period, including distributions on the LP Units, interest, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; and

               (B) all amounts received by the Trust in any prior Distribution Period to the extent not previously distributed;

          (ii) the following amounts shall be deducted in the calculation:

               (A) all costs and expenses of the Trust which, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued or deducted in determining the Cash Flow of the Trust in such prior period;

               (B) all amounts which relate to the redemption of Trust Units or Notes and which have been paid or become payable in cash by the Trust in such Distribution Period;

               (C) all interest and principal payments made by the Trust on the Notes in such Distribution Period; and

               (D) any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs that have been or are reasonably expected to be incurred by the Trust, including any tax liabilities of the Trust, and for reasonable reserves;

          (iii) the net proceeds of any issuance of Trust Units or other securities, including debt securities, of the Trust and any associated expenses shall not be included in the calculations of Cash Flow of the Trust in respect of any Distribution Period.

     (b) The "DISTRIBUTABLE CASH FLOW" for, or in respect of, a Distribution Period shall be the Cash Flow of the Trust for such Distribution Period less any amount which the Trustees may reasonably consider to be necessary to provide for the payment of any costs which have been or will be incurred in the activities and operations of the Trust and to provide for the payments of any tax liability of the Trust (but excluding such amounts previously deducted in subsection 5.1(a)(ii)).

5.2  COMPUTATION OF INCOME AND NET REALIZED CAPITAL GAINS

     (a) The "INCOME OF THE TRUST" for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act (other than subsection 104(6) of the Tax Act) having regard to the provisions thereof which relate to the calculation of taxable income of a trust, and taking into account such adjustments thereto as are determined by the Trustees in respect of dividends, received or deemed to be received from taxable Canadian corporations, amounts paid or payable by the Trust to Unitholders and such other amounts as may be determined in the discretion of the Trustees; provided, however that capital gains and capital losses shall be excluded from the computation of net income.

     (b) The "NET REALIZED CAPITAL GAINS" of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust calculated in accordance with the provisions of the Tax Act, in the year exceeds the aggregate of (i) the aggregate of the capital losses of the Trust, calculated in accordance with the provisions of the Tax Act, in the year, (ii) any capital gains which are realized by the Trust as a result of a redemption of Trust Units pursuant to Article 6 or as a result of a redemption of Notes pursuant to the Note Indenture; and (iii) any amount determined by the Trustees in respect of any net capital losses realized in prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year, provided that, at the discretion of the Trustees, the Net Realized Capital Gains of the Trust for a year may be calculated without subtracting the full amount of the net capital losses of the Trust carried forward from previous years. For greater certainty, if the Net Realized Capital Gains of the Trust for a taxation year is determined, without regard to this sentence, to be a negative amount, it shall be deemed to be nil.

5.3  DISTRIBUTIONS OF DISTRIBUTABLE CASH FLOW

     The Trustees shall, on or before each Distribution Record Date, declare payable as of such Distribution Record Date to the Unitholders on such Distribution Record Date, all of the Distributable Cash Flow for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Trust Unit of the amount of such Distributable Cash Flow shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. Each Unitholder's share of such Distributable Cash Flow shall be an amount equal to the proportionate share of each Trust Unit of such Distributable Cash Flow multiplied by the number of Trust Units owned of record by each such Unitholder on such Distribution Record Date. Subject to Section 5.7, Distributable Cash Flow which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4  OTHER DISTRIBUTIONS

     (a) In addition to the distributions which are made payable to Unitholders pursuant to Section 5.3, the Trustees may declare to be payable and make other distributions to Unitholders, from time to time, out of Income of the Trust, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine to persons who are Unitholders at the record date for such distribution.

     (b) Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Income of the Trust, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustees, be due and payable on December 31 in each such year to Unitholders of record on December 31 of such year:

          (i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Subsections 5.4(a) and (d) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of Income of the Trust for such year; and

          (ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Subsections 5.4(b) and (d) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of Net Realized Capital Gains for such year.

     (c) The proportionate share of each Trust Unit of the amount of any distribution made pursuant to either or both of Subsections 5.4(a) and
          (b) shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of a distribution pursuant to subsection 5.4(a) and on December 31 in respect of a distribution pursuant to subsection 5.4(b). Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to
          Section 5.7, amounts which have been declared to be payable to Unitholders pursuant to either subsection 5.4(a) or (b) shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Subsection 5.4(a) and, in respect of a distribution pursuant to Subsection 5.4(b) such amount shall be payable on December 31 and shall be paid forthwith, and in no event later than January 30 of the following year, subject to Section 5.6.

     (d) In addition to the distributions which are made payable to Unitholders, the Trustees may designate any income or capital gain realized by the Trust in a year as a result of the redemption of Trust Units pursuant to Article 6 and Notes pursuant to the Note Indenture to the redeeming Unitholder or Unitholders in accordance with this
          Article 5 and, more specifically, such income or capital gain may be treated as having been paid in the year by the Trust to the redeeming Unitholder or Unitholders out of the Income of the Trust or Net Realized Capital Gains of the Trust, as applicable.

5.5  CHARACTER OF DISTRIBUTIONS AND DESIGNATIONS

     In accordance with and to the extent permitted by the Tax Act and analogous provisions of any applicable provincial legislation, the Trustees in each year shall make designations and elections in respect of the amounts payable to Unitholders for such amounts that the Trustees consider to be reasonable in the circumstances, including designations relating to taxable dividends received or deemed to be received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of and foreign taxes paid by the Trust for the year, as well as designations under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution.

5.6  ENFORCEABILITY OF RIGHT TO RECEIVE DISTRIBUTIONS

     For greater certainty, it is hereby declared that, subject to Section 2.7(e) and notwithstanding any other provision of this Article 5, each Unitholder shall have the legal right to enforce payment on the applicable Distribution Payment Date or December 31, as the case may be, of any amount payable to such Unitholder upon any distribution which is declared or made payable to such Unitholder pursuant to this Article as of the date on which such amount becomes payable.

5.7  METHOD OF PAYMENT OF DISTRIBUTIONS

     (a) Where the Trustees determine that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this
          Article 5 on the due date for such payment or if any cash distribution should be contrary to any Subordination Agreement, the payment may, at the option of the Trustees, include the pro rata issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution subject to all necessary regulatory approvals.

     (b) The value of each Trust Unit which is issued pursuant to subsection 5.7(a) shall be the Redemption Price (as defined in Section 6.4) of the Trust Units on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3, on the applicable Distribution Record Date in respect of a distribution under subsection 5.4(a) or December 31 in respect of a distribution under subsection 5.4(b), provided that if the particular date is not a Business Day then the Redemption Price (as defined in Section 6.4) shall be determined on the last Business Day which precedes such particular date.

5.8  WITHHOLDING TAXES

     (a) The Trustees may deduct or withhold from distributions payable to any Unitholder all amounts required by law to be deducted or withheld from such distributions, whether such distributions are made in the form of cash or additional Units or otherwise. In the event of a distribution in the form of additional Units, the Trustees may sell Units of such Unitholder to pay such withholding taxes and all of the Trustees' reasonable expenses with regard thereto and the Trustees shall have the power of attorney of such Unitholder to do so. Any such sale shall be made on such terms as the Trustees determine and upon that sale, the affected Unitholder shall cease to be the holder of such Units. If the Limited Partnership or the Trust is obligated to deduct and withhold and pay any amount to any governmental agency or body from any payment or distribution because of a Unitholder's status or for any other reason which is specifically attributable to a Unitholder (including, without limitation, United States federal withholding taxes with respect to non-United States persons), then the Trust shall reduce distributions which would otherwise be made to such Unitholder in an amount equal to the amount so required to be deducted and withheld and paid.

     (b) Any Unitholder that is not a U.S. Unitholder and that is or becomes a "10-percent shareholder" of the Limited Partnership within the meaning of Section 871(h)(3)(B) or Section 881(c)(3)(B) of the Code, and any Unitholder that is a bank or a controlled foreign corporation described in Section 881(c)(3) of the Code, shall forthwith give notice thereof to the Trustees in accordance with Subsection 16.1(b). Each holder of a Unit, by its acceptance of Units, agrees that it shall indemnify and hold harmless the Trust and the Limited Partnership for any amount required to be deducted and withheld as provided in Subsection 5.8(a) and that such Unitholder is entitled to subsequent distributions from the Trust only to the extent that such distributions are, in the sole opinion of the Trustees, in excess of amounts sufficient to discharge the required withholding.

5.9  TAX ACT DEFINITIONS

     Unless otherwise specified, or the context otherwise requires, any term in this Article 5 which is defined in the Tax Act shall have for the purposes of this Article 5 the meaning that it has in the Tax Act.

5.10 PAYMENTS OF CASH

     Any payment of cash by the Trust to a Unitholder pursuant to this Article 5 or any other provision of this Declaration of Trust will be conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the Trust's register, unless such cheque is dishonoured upon presentment. Upon such payment, the Trust will be discharged from all liability to the Unitholder in respect of such payment; provided, however, that if such cheque is lost or destroyed then, upon the presentation of evidence satisfactory to the Trustees of such loss or destruction, together with such indemnity as the Trustees may reasonably require, the Trust will issue a replacement cheque to the Unitholder. Notwithstanding the foregoing, the Trust may, in lieu of forwarding or causing to be forwarded a cheque to a Unitholder pursuant to this Article 5, enter into an agreement with a Unitholder or with the Person for whom such Unitholder is acting as nominee providing for the payment to such Unitholder of the amounts to which such Unitholder is entitled, from time to time, hereunder by electronic funds transfer or by any other method at a place or places other than the place or places specified herein as the place or places for such payment. Any payment made hereunder or in connection with this Declaration of Trust that is made pursuant to any such agreement will, notwithstanding any other provision of this Declaration of Trust, be valid and binding on the Trust and the relevant Unitholder.

5.11 UNCLAIMED DISTRIBUTIONS

     In the event that the Trustees hold any distributable amount that is unclaimed or that cannot be paid for any reason, the Trustees will be under no obligation to invest or reinvest the same, but will only be obliged to hold the same in a current interest-bearing account pending payment with interest earned (and less applicable taxes) to the person or persons entitled thereto. The Trustees will, as and when required by law, and may at any time prior to such required time, pay all or part of such distributable amount so held to the appropriate government official or agency, whose receipt shall be a good and sufficient discharge and release of the Trustees.

                                    ARTICLE 6
                            REDEMPTION OF TRUST UNITS

6.1  RIGHT OF REDEMPTION

     (a) Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of such Unitholder all or any part of the Trust Units registered in the name of such Unitholder at the prices determined and payable in accordance with the conditions in this Declaration of Trust.

     (b) The Trust shall have the right, at its option, to redeem at any time or from time to time all or any part of the Trust Units as the Trustees determine in their sole discretion the prices determined and payable in accordance with the provisions herein provided.

6.2  EXERCISE OF REDEMPTION RIGHT BY UNITHOLDER

     (a)  To exercise a Unitholder's right to require redemption under this
          Article 6, a duly completed and properly executed redemption notice, in a form approved by the Trustees, requiring the Trust to redeem the number of Trust Units specified therein to be so redeemed, shall be sent to the Trust (at its head office) or as the Trustees may otherwise direct. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

     (b) Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Trustees have, to their satisfaction, received the notice and other required documents or evidence as aforesaid (the "REDEMPTION DATE").

6.3  EXERCISE OF REDEMPTION RIGHT BY THE TRUST

     (a) Notice of redemption of Trust Units by the Trust shall be given to Unitholders called for redemption at least 10 days prior to the Redemption Date at the last address of such Unitholder on the register of the Trust in accordance with Section 16.1 hereof. Such notice shall be irrevocable and shall specify the number of Trust Units called for redemption, the redemption date, the Redemption Price and the places of payment.

     (b) The Redemption Price will be payable upon presentation and surrender of the Trust Units called for redemption at the registered office of the Trust or at any other places specified in the notice of redemption.

     (c) Upon notice to redeem Trust Units being provided in accordance with the procedures prescribed herein, the holder of Trust Units shall thereafter cease to have any rights with respect to the Trust

          Units to be redeemed (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of such notice. Trust Units shall be considered to be redeemed on the date that the Trust has, to its satisfaction, delivered the notice and other required documents or evidence as aforesaid.

6.4  REDEMPTION

     (a) Upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 6.2, or upon receipt by a Unitholder of the notice to redeem in accordance with Section 6.3, the Unitholder tendering or receiving such notice shall be entitled to receive a price per Trust Unit (hereinafter called the "REDEMPTION PRICE") equal to:

                                 (A x B) - (C+D)
                                 ---------------
                                        E

          where:

          A = the cash redemption price per Fund Unit calculated pursuant to the Fund Declaration of Trust as of the close of business on the date the Units were so tendered for redemption by a holder of Units;

          B = the aggregate number of Fund Units outstanding as of the close of business on the date the Units were so tendered for redemption by a holder of Units;

          C = the aggregate unpaid principal amount and accrued interest thereon of the Series 1 Notes and any indebtedness of the Trust held by or owed to the Fund and the fair market value of any other assets or investments held by the Fund (other than Trust Units, Notes or any other indebtedness of the Trust held by or owed to the Fund) as of the close of business on the date the Units were so tendered for redemption by a holder of Units s;

          D = the aggregate unpaid liabilities of the Fund (prior to the redemption of the Units for such date) as of the close of business on the date the Units were so tendered for redemption by a holder of Units; and

          E = the aggregate number of Trust Units outstanding held by the Fund as of the close of business on the date the Units were so tendered for redemption by a holder of Units.

     If the Trustees designate as payable to a redeeming Unitholder any capital gain and/or income realized by the Trust as a result of the redemption of Trust Units, as contemplated by Section 5.4(d), such amount shall be paid at the same time as payment of the Redemption Price and the Redemption Price shall be reduced by the amount so designated as payable so that the total of the amounts paid in satisfaction of such amount payable and the Redemption Price shall equal the Redemption Price before such reduction.

     (b) The aggregate Redemption Price payable by the Trust in respect of any Trust Unit tendered for redemption by the holder thereof during any month will be satisfied, at the option of the Trustees in their sole discretion:

          (i)  in immediately available funds by cheque;

          (ii) by the issuance to or to the order of the holder whose Trust Units are to be redeemed of such aggregate amount of such Series 2 Notes as is equal to the aggregate Redemption

               Price payable to such holder rounded down to the nearest $1, with the balance of any such aggregate Redemption Price not paid in Series 2 Notes to be paid in immediately available funds by cheque; or

          (iii) by any combination of funds and Series 2 Notes as the Trustees shall determine in their sole discretion, in each such case, payable or issuable on the last day of the calendar month following the calendar month in which the Trust Units were so tendered for redemption.

          A holder of Trust Units whose Trust Units are tendered for redemption may elect, at any time prior to the payment of the Redemption Price, to receive Series 2 Notes pursuant to (ii) above in the place of all or part of the funds otherwise payable, the principal amount of such Series 2 Notes payable to be equal to the funds otherwise payable, rounded down to the nearest $1, with the balance to be paid in immediately available funds by cheque.

     (c) Payments by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of the cheque representing any funds payable or any Series 2 Notes issuable by registered mail in a postage prepaid envelope addressed to the redeeming Unitholder and/or any party having a security interest in respect of the Trust Units so redeemed. Upon such payment, the Trust shall be discharged from all liability to the redeeming Unitholder and any party having a security interest in respect of the Trust Units so redeemed. Upon such payments, the Trust will be discharged from all liability to the former Unitholder and any party having a security interest in respect of the redeemed Trust Units; provided that:

          (i) if the cheque representing the cash portion of the Redemption Price is lost or destroyed then, upon the presentation of evidence satisfactory to the Trustees of such loss or destruction, together with such indemnity as the Trustees may reasonably require, the Trust will issue a replacement cheque to the former Unitholder; and

          (ii) if the Series 2 Notes transferred to the former Unitholder are lost or destroyed in the mail then, upon the presentation of evidence satisfactory to the Trustees of such loss or destruction, together with such indemnity as the Trustees may reasonably require, the Trust will issue replacement Series 2 Notes to the former Unitholder.

          No Series 2 Notes in a principal amount less than $1 will be distributed and where the number of Series 2 Notes to be received by the former Unitholder includes a fraction or a principal amount less than a multiple of $1, such number will be rounded to the next lowest multiple of $1.

6.5  CANCELLATION OF ALL REDEEMED TRUST UNITS

     All Trust Units which are redeemed under this Article 6 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

                                    ARTICLE 7
                                    TRUSTEES

7.1  NUMBER OF TRUSTEES

     The Trustees shall consist of a minimum of three and no more than 20 Trustees with the number of Trustees from time to time within such range being fixed by resolution of the Trustees. Until otherwise so determined by resolution, the number of Trustees following completion of the Arrangement shall be four. In addition, the Trustees will not be disqualified from being Trustees of the Trust under the conditions set forth for trustees in the Fund Declaration of Trust. Notwithstanding the foregoing, until otherwise so determined by resolution, until the completion of the Arrangement the number of Trustees may be one or more.

7.2  CALLING AND NOTICE OF MEETINGS

     Meetings of the Trustees shall be called and held at such time and at such place in Canada as the Trustees, the Chairperson of the Trustees or any two Trustees may determine, and any one Trustee or officer of the Trust may give notice of meetings when directed or authorized by such persons. Notice of each meeting of the Trustees shall be given to each Trustee not less than 48 hours before the time when the meeting is to be held, provided that if a quorum of Trustees is present, the Trustees may without notice hold a meeting immediately following an annual meeting of Trust Unitholders. A Trustee may waive this notice and the presence of such Trustee at such a meeting will be deemed to be a waiver of this notice requirement except where such Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not has been lawfully called or convened. Notice of a meeting of the Trustees may be given verbally, in writing or by telephone, fax or other means of communication. A notice of a meeting of Trustees need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, the Trustees may by resolution from time to time fix a day or days in any month or months for regular meetings of the Trustees at a place and hour to be named, in which case, provided that a copy of such resolution is sent to each Trustee forthwith after being passed and forthwith after each Trustee's appointment, no other notice shall be required for any such regular meeting.

7.3  PLACE OF MEETINGS

     Meetings of the Trustees shall only be held at any place in Canada. A Trustee who attends a meeting of Trustees, in person or by telephone, is deemed to have consented to the location of the meeting except when the Trustee attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

7.4  MEETINGS BY TELEPHONE

     A Trustee may participate in a meeting of the Trustees or of a committee of the Trustees by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A Trustee participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

7.5  QUORUM

     The quorum for the transaction of business at any meeting of the Trustees shall consist of a majority of the number of Trustees then holding office and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees; provided that a majority of the Trustees comprising such quorum shall be Canadian Residents.

7.6  CHAIRPERSON

     The Chairperson of the Trustees shall be chosen by the Trustees from amongst themselves. The chairperson of any meeting of the Trustees shall be the Trustee present at the meeting who holds the office of Chairperson of the Trustees or if such person is not present, the Trustees present shall choose one of their number to be chairperson. The chairperson shall not be a Non-Resident.

7.7  ACTION BY THE TRUSTEES

     At all meetings of the Trustees every question shall be decided by a majority of the votes cast on the question. In the case of equality of votes, the chairperson of the meeting shall not be entitled to a second or casting vote. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all Trustees who would be entitled to vote on that resolution at a meeting of the Trustees. Resolutions in writing may be signed in counterparts, including by facsimile, each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

7.8  ADJOURNED MEETING

     Any meeting of the Trustees may be adjourned from time to time by the chairperson of the meeting with the consent of the Trustees present at the meeting to a fixed time and place. Further notice of the adjourned meeting need not be given. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is not a quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated upon its adjournment.

7.9  REMUNERATION AND EXPENSES

     The Trustees shall not be paid any remuneration for their services as Trustees. Nothing herein contained shall preclude any Trustee from serving the Trust in any other capacity and receiving remuneration therefor.

7.10 OFFICERS

     The Trustees from time to time may appoint one or more officers of the Trust, including a Chairperson of the Trustees, and, without prejudice to rights under any employment contract, may remove any officer of the Trust. The powers and duties of each officer of the Trust, including such powers to bind the Trust, shall be those determined from time to time by the Trustees and, in the absence of such determination, shall be those usually applicable to the office held. One person may hold two or more offices. Any officer of the Trust may, but need not, be a Trustee. Officers of the Trust shall be appointed and discharged and their remuneration determined by the Trustees. A majority of the officers of the Trust shall be Canadian Residents.

                                    ARTICLE 8
              APPOINTMENT, RESIGNATION AND REMOVAL OF THE TRUSTEES

8.1  QUALIFICATION OF TRUSTEES

     The following persons are disqualified from being a Trustee of the Trust:

     (a)  anyone who is less than eighteen years of age;

     (b) anyone who is of unsound mind and has been so found by a court of competent jurisdiction in Canada or elsewhere;

     (c)  a person who is not an individual; and

     (d)  a person who has the status of bankrupt.

8.2  APPOINTMENT OF TRUSTEES

     The Trustees set out in the party of the first part of this Declaration of Trust are the initial Trustees of the Trust and their term of office shall, subject to Sections 8.3 and 8.5, expire (subject to further appointment) at the close of the first annual meeting of Unitholders. Except as otherwise provided herein, and without limiting the foregoing, Trustees shall be appointed (including the reappointment of incumbent Trustees) at each annual meeting of Unitholders and may be appointed at a special meeting of Unitholders, in each case to hold office, subject to Section 8.6, for a term expiring at the close of the next annual meeting of Unitholders following such an appointment. Any such appointment shall be made either by a resolution approved by a majority of the votes cast at a meeting of Unitholders or shall be made by resolution in writing in the manner set out in Section 12.10. Notwithstanding the foregoing:

     (a) if no Trustees are appointed at the annual meeting of Unitholders held immediately before the term of office of the existing Trustees expires, such existing Trustees shall continue to hold the office of Trustees under this Declaration of Trust until successors have been appointed or they cease to hold office;

     (b) prior to or upon completion of the Arrangement, the Trustees shall appoint additional Trustees for a term to expire (subject to further appointment) at the close of the next annual meeting of Unitholders;

     (c) the Trustees may, between annual meetings of the Unitholders, appoint one or more additional Trustees for a term to expire (subject to further appointment) at the close of the next annual meeting of Unitholders, but the number of additional Trustees so appointed shall not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Unitholders; and

     (d) a majority of the Trustees holding office at any time shall be Canadian Residents.

8.3  CONSENT TO ACT

     (a) A person who is appointed a Trustee hereunder, other than the Trustees whose consent to act is given by their signatures hereto, shall not become a Trustee until the person has, either before or after such appointment, executed and delivered to the Trust a consent substantially as follows:

          "To: CII Trust (the "TRUST")

          And to: The Trustees thereof

          The undersigned hereby consents to act as a Trustee of the Trust and hereby agrees, upon the later of the date of this consent and the date of the undersigned's appointment as a Trustee of the Trust, to thereby become a party, as a Trustee, to the Declaration of Trust dated as of March 21, 2006, as amended from time to time, constituting the Trust and to be bound by the obligations and liabilities of a Trustee thereunder.

          I am a resident of
                             ---------------------------------------------------

          Dated:
                 ---------------------------------------------------------------


          ----------------------------------------------------------------------
          [SIGNATURE]

          ----------------------------------------------------------------------
          [PRINT NAME]"

     (b) Upon the later of a person being appointed a Trustee hereunder and executing and delivering to the Trust a consent substantially as set forth in subsection 8.3(a), such person shall become a Trustee and shall be deemed to be a party (as a Trustee) to this Declaration of Trust.

8.4  FAILURE TO ELECT MINIMUM NUMBER OF TRUSTEES

     If at a meeting of Unitholders, the Unitholders fail to elect the minimum number of Trustees required by this Declaration of Trust by reason of the disqualification or death of any nominee, the Trustees elected at the meeting may, subject to Section 7.5, exercise all of the powers of the Trustees if the number of Trustees so elected constitutes a quorum.

8.5  CEASING TO HOLD OFFICE

     A Trustee ceases to hold office when:

     (a)  he or she dies or resigns;

     (b)  he or she is removed in accordance with Section 8.6; or

     (c) he or she ceases to be duly qualified to act as a Trustee as provided under Section 8.1;

     A resignation of a Trustee becomes effective 15 Business Days from the time a written resignation is sent to the Trust, or at the time specified in the resignation, whichever is later, or such earlier date as the resignation is accepted by the remaining Trustees, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation shall not be effective until the resigning Trustee's successor becomes a Trustee pursuant to Section 8.3(b).

     Upon a Trustee ceasing to hold office as such hereunder, such Trustee shall cease to be a party (as a Trustee) to this Declaration of Trust; provided, however, that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 9.9. Upon the resignation or removal of any Trustee, or upon a Trustee otherwise ceasing to be a Trustee, the Trustee shall cease to have the rights, privileges and powers of a Trustee hereunder, shall execute and deliver such documents as the remaining Trustees shall require for the conveyance of any Trust property held in that Trustee's name, shall account to the remaining Trustees as they may require for all property which that Trustee holds as Trustee, shall resign from all representative or other positions held by such Trustee on behalf of the Trust, including as a director or officer of any person in which the Trust owns any securities (directly or indirectly) and shall thereupon be discharged as Trustee. Upon the incapacity or death of any Trustee, his or her legal representative shall execute and deliver on his or her behalf such documents as the remaining Trustees may require as provided in this Section
8.5. In the event that a Trustee or his or her legal representatives, as applicable, are unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purposes of executing and delivering such required documents. This power of attorney granted to each of the remaining Trustees is not intended to be a continuing power of attorney within the meaning of the Substitute Decisions Act, 1992 (Ontario), exercisable during a Trustee's incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "CPOA"). The execution of this power of attorney will not terminate any CPOA granted by the Trustee previously and will not be terminated by the execution by the Trustee in the future of a CPOA, and the Trustee hereby agrees not to take any action in future which results in the termination of this power of attorney.

     If a Trustee ceases to hold office for any reason, and such cessation results in the board of Trustees not having a majority of Trustees who are Canadian Residents, the Trustees will, as soon as possible, fill the vacancy in accordance with Section 8.7 in order that a majority of Trustees shall be Canadian Residents and if necessary, one or more Trustees who are Non-Residents, to be determined by the Trustees, at any time shall resign (temporarily or otherwise) so that a majority of Trustees shall be Canadian Residents.

8.6  REMOVAL OF TRUSTEES

     The Unitholders may remove any Trustee or Trustees from office by resolution approved by a majority of the votes cast at a meeting of Unitholders called for that purpose. A vacancy created by such removal of a Trustee may be filled at the meeting of Unitholders at which the Trustee is removed or, if not so filled, may be filled as set forth in Section 8.7.

8.7  FILLING VACANCIES

     Subject to subsection 8.2(c), a vacancy among the Trustees may be filled by votes of the number of Trustees required to constitute a quorum, except a vacancy resulting from a failure to elect at a meeting of Unitholders the number of Trustees fixed by or pursuant to this Declaration of Trust (other than a vacancy addressed in Section 8.4). If there is not a quorum of Trustees, or if there has been a failure to elect at a meeting of Trust Unitholders the number of Trustees required by or pursuant to this Declaration of Trust, the Trustees then in office shall forthwith call a special meeting of Trust Unitholders to fill the vacancy and, if they fail to call a meeting or if there are no Trustees then in office, the meeting may be called by any Trust Unitholder. A Trustee appointed to fill a vacancy holds office, subject to Section 8.5, until the close of the next annual meeting of the Trust Unitholders. The rights of the Trustees to control and exclusively administer the Trust and to have the title to the Trust Assets drawn up in their names or in the name of any other successor and all other rights of the Trustees at law shall vest automatically in any person who may hereafter become a Trustee upon such person's due appointment and qualification without any further act and such person shall thereupon have all the rights, privileges, powers, authorities, obligations and immunities of a Trustee hereunder whether or not conveyancing documents have been executed and delivered pursuant to Section 8.5 or otherwise.

8.8  VALIDITY OF ACTS

     Any act of a Trustee is valid notwithstanding any irregularity in the appointment of the Trustees or any one of them or a defect in the qualifications of the Trustees or any one of them.

                                    ARTICLE 9
                             CONCERNING THE TRUSTEES

9.1  POWERS OF THE TRUSTEES

     Subject to the terms and conditions of this Declaration of Trust, the Exchange Agreement and the Note Indenture, the Trustees may exercise from time to time in respect of the Trust Assets and the investments and affairs of the Trust any and all rights, powers and privileges that could be exercised by the legal and beneficial owner thereof. Subject to the specific limitations contained in this Declaration of Trust, the Exchange Agreement and the Note Indenture, the Trustees shall have, without further or other action or consent, and free from any power or control on the part of the Unitholders, full, absolute and exclusive power, control and authority over the Trust Assets and over the affairs of the Trust to the same extent as if the Trustees were the sole and absolute beneficial owners of the Trust Assets in their own right, to do all such acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, carrying out the trust created hereunder. In construing the provisions of this Declaration of Trust, presumption shall be in favour of the powers and authority granted to the Trustees. The enumeration of any specific power or authority herein (including pursuant to Section 9.2) shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. To the maximum extent permitted by law, the Trustees shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. Without limiting the generality of the foregoing, but subject to Sections 4.1, 9.4 and any other express limitations contained in this Declaration of Trust, the Trustees may make any investments without being required to adhere to all of or any particular portion of the investment criteria or diversification requirements set forth in the Trustee Act (Ontario), as amended from time to time and to delegate management and authority to discretionary managers of investment funds as the Trustees in their discretion determine appropriate.

9.2  SPECIFIC POWERS AND AUTHORITIES

     Subject only to the express limitations contained in this Declaration of Trust and the Exchange Agreement, and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees, without any action or consent by the Unitholders, shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by the Trustees in such manner and upon such terms and conditions as they may from time to time determine proper:

     (a) to supervise the activities and manage the investments and affairs of the Trust;

     (b)  to maintain records and provide reports to Unitholders;

     (c) to collect, sue for and receive all sums of money or other property or items that are believed to be due to the Trust;

     (d) to open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

     (e) to determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements;

     (f) to determine conclusively the value of any or all of the Trust Assets from time to time and, in determining such value, to consider such information and advice as the Trustees in their sole judgment, may deem material and reliable;

     (g)  to effect payment of distributions to the Unitholders as provided in
          Article 5;

     (h)  to invest funds of the Trust as provided in Article 4;

     (i) to enter into the Note Indenture and issue, redeem, make payments in respect of and otherwise deal with the Notes in the manner provided for in the Note Indenture;

     (j) to possess and exercise all the rights, powers and privileges pertaining to the ownership of the Trust Assets, including the LP Units, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

     (k) where reasonably required, to engage or employ on behalf of the Trust any persons as agents, representatives, administrators, employees or independent contractors (including investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

     (l) except as prohibited by law and subject at all times to the general control and supervision of the Trustees as provided herein, to delegate any of the powers and duties of the Trustees to any one or more agents, representatives, administrators, officers, employees, independent contractors or other persons without liability to the Trustees, except as provided in this Declaration of Trust;

     (m) to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the Trust Assets or the Trust's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

     (n) to arrange for insurance contracts and policies insuring the Trust and the members of the Cinram Group and the Trust Assets, and/or any or all of the Trustees and the trustees or directors of any member of the Cinram Group or the Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees, the trustees or directors of any member of the Cinram Group or Unitholders;

     (o) to cause legal title to any of the Trust Assets to be held by and/or in the name of one or more Trustees, except as prohibited by law, by and/or in the name of the Trust or any other custodian or person, on such terms, in such manner, and with such powers in such person as the Trustees may determine and with or without disclosure that the Trust or the Trustee is interested therein; provided, however, that should legal title to any of the Trust Assets be held by and/or in the name of any person or persons other than a Trustee or the Trust, the Trustees shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

     (p) to issue Trust Units or other rights, warrants or options convertible into or exchangeable for Trust Units, for such consideration as the Trustees may deem appropriate in their sole discretion, such issuance to be subject to the terms and conditions of this Declaration of Trust;

     (q) to enter into and perform the obligations of the Trust and exercise the rights of the Trust under the Arrangement Agreement, the Exchange Agreement, the Administration Agreement and any Subordination Agreement and such other agreements contemplated pursuant to the Arrangement or are ancillary thereto, and to do all such acts and things and execute all such agreements and instruments as are necessary to complete the Arrangement;

     (r) in addition to the mandatory indemnification provided for in Section 9.9, to the extent permitted by law to indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Trust has dealings including the Trustees, Underwriters, trustees under the Note Indenture, Transfer Agent, or any escrow agent, to such extent as the Trustees shall determine;

     (s) with the approval or confirmation of Unitholders, to enact and from time to time (or amend or repeal) by-laws consistent with this Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust;

     (t) to repurchase or redeem securities issued by the Trust, including Trust Units and Notes, for cancellation in accordance with the provisions of this Declaration of Trust, the Note Indenture and applicable law;

     (u) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Trust Assets, undertaking or income of the Trust, or imposed upon or against the Trust Assets, undertaking or income of the Trust, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Income of the Trust or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustees will seek the advice of Counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient;

     (v) to use their best efforts to ensure that the Trust qualifies at all times as a "unit trust" for purposes of the Tax Act;

     (w) to do all such acts and things as are necessary to ensure that the Fund qualifies at all times as a "mutual fund trust" for purposes of the Tax Act;

     (x)  to establish places of business of the Trust;

     (y) to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration thereof and in connection therewith to revive the obligation on the covenants secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;

     (z) to obtain security, including encumbrances on assets, to secure the full payment of monies owed to the Trust and the performance of all obligations in favour of the Trust, and to exercise all of the rights of the Trust, and to perform all of the obligations of the Trust, under such security;

     (aa) to borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the Trust or engage in any other means of financing the Trust;

     (bb) to satisfy the obligations, liabilities and indebtedness of the Trust;

     (cc) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any member of the Cinram Group and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets, including in connection with any financing arrangement requiring a restriction on distributions in the event of a default thereunder; and

     (dd) to do all such other acts and things as are incidental to the foregoing and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust whether or not specifically mentioned.

     The Trustees shall, except as may be prohibited by law, have the right to delegate authority for the above-referenced matters to a manager or administrator if the Trustees determine in their sole discretion that such delegation is desirable to effect the administration of the duties of the Trustees under this Declaration of Trust. The Trustees may also delegate to officers of the Trust or to members of the Cinram Group certain powers for management of the day-to-day affairs of the Trust, provided such delegation is not inconsistent with this Declaration of Trust.

9.3  LP UNITS HELD BY THE TRUST

     Subject to the provisions hereof, the LP Units held from time to time by the Trustees as part of the Trust Assets may be voted by the Trustees at any and all meetings of limited partners of the Limited Partnership at which the holders of such LP Units are entitled to vote. The Trustees shall, where applicable, vote such LP Units as directed and substantially determined by the vote of the holders of the Fund Units and Special Voting Units of the Fund.

9.4  RESTRICTIONS ON TRUSTEE'S POWERS

     (a) Notwithstanding Section 9.3, the Trustees may not, without approval by Ordinary Resolution (i) take any action upon any matter which, under applicable law (including policies of the Canadian securities commissions) or applicable stock exchange rules, would require approval by ordinary resolution of the holders of Trust Units had the Trust been a reporting issuer (or the equivalent) in the jurisdictions in which the Fund is a reporting issuer (or the equivalent) and had the Trust Units been listed for trading on the stock exchanges where the Units are listed for trading; and (ii) subject to certain exceptions, appoint or change the auditors of the Trust.

     (b) Notwithstanding Section 9.3, the Trustees may not, without approval by Special Resolution, (i) take any action upon any matter which, under applicable law (including policies of the Canadian securities commissions) or applicable stock exchange rules, would require approval by special resolution or super-majority (as defined or described therein) of the holders of Trust Units had the Trust been a reporting issuer (or the equivalent) in the jurisdictions in which the Fund is a reporting issuer (or the equivalent) and had the Trust Units been listed for trading on the stock exchanges where the Fund Units are listed for trading; (ii) amend the Trust Declaration of Trust except as provided herein; (iii) amend the Note Indenture other than in contemplation of a further issuance of Notes; (iv) sell, lease or exchange all or substantially all of the property of the Trust other than in the ordinary course of business or in connection with an internal reorganization; (v) authorize the termination, liquidation or winding-up of the Trust, other than at the end of the term of the Trust; or (vi) authorize the combination, merger or similar transaction of the Trust with any other person, except in conjunction with an internal reorganization.

     (c) The Trustees shall vote the LP Units only in the manner provided for herein or permitted under the Limited Partnership Agreement on the conditions contained therein.

9.5  BANKING

     The banking activities of the Trust, or any part thereof, including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any Trust Assets; the execution of any agreement relating to any Trust Assets; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustees may designate, appoint or authorize from time to time and shall be transacted on the Trust's behalf by one or more officers of the Trust or of a member of the Cinram Group as the Trustees may designate, appoint or authorize from time to time.

9.6  STANDARD OF CARE AND DUTIES

     The Trustees shall act honestly and in good faith with a view to the best interests of the Unitholders and, in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Trustees shall not be liable in carrying out their duties under this Declaration of Trust except in cases where the Trustees fail to act honestly and in good faith with a view to the best interests of the Trust Unitholders or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the CBCA. Unless otherwise required by law, the Trustees shall not be required to give bond surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees shall not be required to devote their entire time to the investments or business or affairs of the Trust.

9.7  FEES AND EXPENSES

     As part of the expenses of the Trust, the Trustees may pay or cause to be paid out of the Trust Assets, reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including fees of auditors, accountants, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust, and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Trust will be payable out of the Trust Assets.

9.8  LIMITATIONS ON LIABILITY OF TRUSTEES

     (a) Subject to Section 9.6, none of the Trustees or the officers or any agent of the Trust shall be liable to the Trust, any Unitholder or any former Unitholder (in each case whether registered or beneficial) for:

          (i) any action taken in good faith in reliance on any documents that are, prima facie, properly executed;

          (ii) any depreciation of, or loss to, the Trust incurred by reason of the sale of any security;

          (iii) the loss or disposition of monies or securities; or

          (iv) any other action or failure to act including the failure to compel in any way any former or acting Trustee to redress any breach of trust or any failure by the Trust to perform obligations or pay monies owed to the Trust, except for a breach of the standard of care, diligence and skill as set out in
               Section 9.6 or a breach of Section 9.4.

          If the Trustees have retained an appropriate expert or advisor with respect to any matter connected with their duties under this Declaration of Trust, the Trustees may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Declaration of Trust, including the standard of care, diligence and skill set out in Section 9.6, the Trustees shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

     (b) Subject to Section 9.6, none of the Trustees nor any officer or agent of the Trust shall be subject to any liability whatsoever, in tort, contract or otherwise, in connection with the Trust Assets or the affairs of the Trust, including in respect of any loss or diminution in value of any Trust Assets, to the Trust or to the Unitholders or to any other person for anything done or permitted to be done by the Trustees. The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustees for or in respect to the affairs of the Trust. Other than the Trust Assets, no property or assets of the Trustees, owned in their personal capacity or otherwise, shall be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity nor against any incorporator shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees. The Trust shall be solely liable therefor and resort shall be had solely to the Trust Assets for payment or performance thereof.

9.9  INDEMNIFICATION OF TRUSTEES

     Each Trustee, each former Trustee, each officer of the Trust and each former officer of the Trust shall be entitled to be and shall be indemnified and reimbursed out of the Trust Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or officer in consequence of its performance of its duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party or against whom any such claim, action or proceeding is commenced or proposed by reason of being or having been a Trustee or officer of the Trust or, at the request of the Trust, a trustee, director or officer of any member of the Cinram Group; provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the Trust Assets in respect of unpaid taxes or other governmental charges, in respect of such costs, charges and expenses that arise out of or as a result or in the course of his or her failure to act honestly and in good faith with a view to the best interests of the Unitholders or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee did not have reasonable grounds for believing his or her conduct was lawful. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

9.10 CONTRACTUAL OBLIGATIONS OF TRUST

     In respect of any obligations or liabilities being incurred by the Trust or the Trustees on behalf of the Trust, the Trustees and the Trust shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholders nor the Trustees shall have any personal liability or obligations in respect thereof. The omission of such statement from any such document or instrument shall not render the Trustees or the Unitholders liable to any person, nor shall the Trustees or the Unitholders be liable for such omission nor shall it invalidate such document or instrument. If, notwithstanding this provision, the Trustees or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation such Trustee or Unitholder shall be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability.

9.11 CONFLICTS OF INTEREST

     (a) A Trustee or an officer of the Trust who is a party to, or is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Trust shall disclose in writing to the Trust the nature and extent of such interest and shall not vote on any resolution to approve the contract, unless the contract is one relating primarily to remuneration as a Trustee or officer, or one for indemnity or insurance and, for greater certainty, a Trustee complying with this Section 9.11 shall not be subject to any liability to the Trust or the Trust Unitholders with respect to such material contract or proposed material contract as aforesaid.

     (b)  The disclosure required in Section 9.11(a) must be made:

          (i) at the meeting of Trustees at which the proposed material contract or transaction is first considered;

          (ii) if the Trustee or officer was not then materially interested in the proposed material contract or transaction, at the first such meeting after he or she becomes so materially interested;

          (iii) if the Trustee or officer becomes materially interested after a material contract or transaction is entered into, at the first meeting of Trustees after he or she becomes so materially interested; or

          (iv) if a person who is materially interested in a material contract or transaction with the Trust becomes a Trustee or officer, at the first such meeting of Trustees after he or she assumes that capacity.

     (c) Notwithstanding Section 9.11(b), where this Section 9.11 applies to any person in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of business of the Trust, would not require approval by the Trustees or Unitholders, such person must disclose in writing to the Trustees, or request to have entered in the minutes of meetings of the Trustees, the nature and extent of his or her interest forthwith after that person becomes aware of the material contract or transaction or proposed material contract or transaction.

     (d) For the purposes hereof, a general notice to the Trustees by a Trustee or an officer of the Trust disclosing that he or she is a director or officer or an individual acting in a similar capacity of, or has a material interest in, any person and is to be regarded as interested in any material contract made or any material transaction entered into with that person is a sufficient disclosure of interest in relation to any contract so made or transaction entered into.

     (e) Where any Trustee or officer of the Trust fails to disclose his or her interest in a material contract or transaction in accordance with the provisions hereof, the Trustees or any Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the material contract or transaction and directing that such Trustee or officer account to the Trust for any profit or gain realized.

     (f) Notwithstanding Section 9.11(e) hereof, a Trustee or officer of the Trust, acting honestly and in good faith, is not accountable to the Trust or to the Unitholders for any profit or gain realized from such material contract or transaction, and such material contract or transaction will not be void or voidable and may not be set aside, if:

          (i) the material contract or transaction was reasonable and fair to the Trust at the time it was approved or entered into;

          (ii) the material contract or transaction is confirmed or approved at a meeting of Trustees duly called for that purpose; and

          (iii) the nature and extent of the Trustee's or officer's interest in such contract or transaction is disclosed in reasonable detail in the notice calling the meeting of the Trustees.

     (g) Any Trustee may act as the trustee and/ or administrator of any compensation plan (including any equity related compensation plan) for directors, officers, employees or other persons related to the Trust, the Fund or the Cinram Group, and it will not be a conflict of interest under this Declaration of Trust for the Trustee to so act.

     (h) Subject to subsection 9.11(a), each Trustee, in his or her personal capacity or any other capacity, may buy, sell, lend upon and deal in securities of the Trust and generally may contract and enter into any transactions with the Trust without being liable to account for any profit made thereby and such contract or transaction shall be neither void nor voidable.

9.12 CONDITIONS PRECEDENT

     The obligation of the Trustees to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustees from the Trust Assets to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustees to protect and hold harmless the Trustees against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Declaration of Trust shall require the Trustees to expend or risk their own funds or otherwise incur financial liability in the performance of their duties or in the exercise of any of their rights or powers unless they are given an indemnity and funding satisfactory to the Trustees, acting reasonably.

9.13 RELIANCE UPON TRUSTEES AND OFFICERS

     Any person dealing with the Trust in respect of any matters pertaining to the Trust Assets and any right, title or interest therein or to the Trust or to securities of the Trust shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by the Trustees or any officer of the Trust appointed by the Trustees as to the capacity, power and authority of the Trustees or any other person to act for and on behalf and in the name of the Trust. No person dealing with the Trustees or officers of the Trust shall be bound to see the application of any funds or property passing into the hands or control of the Trustees or officers of the Trust. The receipt of the Trustees or officers of the Trust for monies or other consideration shall be binding upon the Trust.

                                   ARTICLE 10
                             COMMITTEES OF TRUSTEES

10.1 DELEGATION

     Except as prohibited by law, the Trustees may appoint from their number one or more committees of Trustees and may delegate to any such committee of Trustees such authority as the Trustees may in their sole discretion deem necessary or desirable to effect the administration of the duties of the Trustees under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by Trustees; provided that a majority of Trustees comprising any such committee shall be Canadian Residents.

10.2 PROCEDURE

     Unless otherwise determined by the Trustees, a quorum for meetings of any committee shall be a majority of its members (provided that a majority of the Trustees comprising such quorum shall not be Non-Residents). Each committee shall have the power to appoint its Chairperson and the rules for calling, holding, conducting and adjourning meetings of the committee shall be the same as those governing the Trustees. Each member of a committee shall serve during the pleasure of the Trustees and, in any event, only so long as he or she shall be a Trustee. The Trustees may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

                                   ARTICLE 11
                                    AMENDMENT

11.1 AMENDMENT

     The provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by the Trustees with the consent of the Unitholders by Special Resolution; provided that the provisions of this Declaration of Trust may be amended by the Trustees at any time and from time to time without the consent, approval or ratification of the Unitholders or any other person:


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

     (a)  prior to the Effective Date; and

     (b)  at any time and from time to time for the purpose of:

          (i) ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

          (ii) making amendments which, in the opinion of the Trustees, provide additional protection or added benefits for Unitholders;

          (iii) removing any conflicts or inconsistencies in this Declaration of Trust or making minor changes or corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

          (iv) making amendments which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

          (v) the purpose of ensuring that the Trust continues to qualify as a "unit trust" and that the Fund continues to qualify as a "mutual fund trust", in each case, under the Tax Act;

          (vi) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; or

          (vii) assuring conformity with the management proxy circular issued by Cinram in connection with the Meeting,

but, notwithstanding the foregoing, no such amendment shall modify the right to one vote per Trust Unit or reduce the fractional undivided interest in the Trust Assets represented by any Trust Unit without the consent of the holder of such Trust Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Trust Unitholders for the purpose of this Section 11.1, without the consent of the holders of all of the Trust Units then outstanding. In addition, the Trustees may not amend this Declaration of Trust in a manner that would result in the Trust failing to qualify as a "unit trust" under the Tax Act or in the Fund failing to qualify as a "mutual fund trust" under the Tax Act.

11.2 NOTIFICATION OF AMENDMENT

     As soon as shall be practicable after the making of any amendment pursuant to this Article 11, the Trustees shall furnish written notification of the substance of such amendment to each Unitholder.

                                   ARTICLE 12
                             MEETINGS OF UNITHOLDERS

12.1 ANNUAL AND SPECIAL MEETINGS OF UNITHOLDERS

     Annual meetings of the Unitholders shall be called, commencing no later than June 30, 2007 on a day on or before June 30 in each year (or such later date as the Trustees may determine, subject to any required regulatory approvals), at a time and at a place in Canada set by the Trustees. The business transacted at such meetings shall include:

     (a) the presentation of the audited financial statements of the Trust for the immediately preceding fiscal year;


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

     (b) the appointment of the Trustees for the ensuing year in accordance with Article 8;

     (c) the appointment of Auditors for the ensuing year (and the authorization of the Trustees to fix such Auditors' remuneration); and

     (d) the transaction of such other business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 12 or as the Trustees may determine.

     Special meetings of the Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Unitholders holding in the aggregate not less than 5% of the Trust Units then outstanding, such request specifying in reasonable detail the business proposed to be transacted at the meeting. The chairperson of any annual or special meeting shall be the chairperson of the Trustees or any other Trustee specified by resolution of the Trustees or, in the absence of any Trustee, any person appointed as chairperson of the meeting by the Unitholders present. The Trustees, the officers of the Trust, the Auditors and any other person approved by the Trustees, the chairperson of the meeting or by resolution passed by a majority of the votes cast by Unitholders represented at the meeting may attend meetings of the Unitholders.

12.2 NOTICE OF MEETINGS

     Notice of all meetings of Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Unitholder at his or her last address on the books of the Trust, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any proposed resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting, other than a meeting adjourned for lack of a quorum under Section 12.3 may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by any Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this Section, and such waiver, whether given before, or after the meeting, shall cure any default in the giving of such notice to such Unitholder.

12.3 QUORUM

     At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the votes attached to all outstanding Trust Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the chairperson of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

12.4 VOTING RIGHTS OF UNITHOLDERS

     Only Unitholders of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote on a poll vote at any meeting of Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxyholder need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent for verification at least 48 hours prior to the commencement of such meeting. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present


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

disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger. Notwithstanding the foregoing, the Trustees may establish rules for voting at a meeting of Unitholders to be carried out by means of telephone, electronic or other communication facility.

12.5 RESOLUTIONS BINDING THE TRUSTEES

     Unitholders shall be entitled to pass resolutions that will bind the Trust or the Trustees only with respect to the following matters:

     (a) the election or removal of one or more Trustees (except as provided in Article 8);

     (b)  the appointment or removal of Auditors as provided in Section 17.2;

     (c)  the appointment of an inspector as provided in Section 12.9;

     (d)  amendments of this Declaration of Trust as provided in Section 11.1;

     (e)  the termination of the Trust as provided in Section 14.2;

     (f)  the sale of all or substantially all of the Trust Assets;

     (g) the exercise of certain voting rights attached to the voting securities of the Limited Partnership held by the Trust as provided in
          Section 9.4(b);

     (h) the dissolution or winding-up of the Trust prior to the end of its term; and

     (i) take any action upon any matter which under applicable law (including policies of Canadian securities commissions) or applicable stock exchange rules would require approval by Trust Unitholders had the Trust been a reporting issuer (or the equivalent) in the jurisdictions in which the Fund is a reporting issuer (or the equivalent) and had the Trust Units been listed for trading on the stock exchanges where the Fund Units are listed for trading.

Except with respect to the above matters, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustees. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust and except for the matters set out in Sections 12.5(a), 12.5(b) and 12.5(e) above which matters may be dealt with by a resolution passed by a majority of the votes cast by Unitholders represented at the meeting (an "ORDINARY RESOLUTION") and except for matters set out in Section 12.5(i) above which may be dealt with by either Special Resolution or Ordinary Resolution depending upon the applicable law or stock exchange rules.

12.6 MEANING OF "SPECIAL RESOLUTION"

     (a) The expression "SPECIAL RESOLUTION" when used in this Declaration of Trust means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which two or more individuals are present in person either holding personally or representing as proxies not less in aggregate than 10% of the number of votes attached to Units then outstanding, and passed by the affirmative votes of the holders of more than 66-2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

     (b) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.


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

12.7 MEANING OF "OUTSTANDING"

     Every Trust Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustees or Transfer Agent for cancellation provided that:

     (a) when a new certificate has been issued in substitution for a Trust Unit Certificate which has been lost, stolen, mutilated or destroyed, only one of such Trust Unit Certificates shall be counted for the purposes of determining the number of Trust Units outstanding;

     (b) for the purpose of any provision of this Declaration of Trust entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Trust Units owned directly or indirectly, legally or equitably, by the Trust or any member of the Cinram Group shall be disregarded, except that:

          (i) for the purpose of determining whether the Trustees shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Trust Units which the Trustees know are so owned shall be so disregarded; and

          (ii) Trust Units so owned which have been pledged in good faith other than to the Trust or any member of the Cinram Group shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustees the pledgee's right to vote such Trust Units in his or her discretion free from the control of the Trust or any member of the Cinram Group.

12.8 RECORD DATE FOR VOTING

     For the purpose of determining the Unitholders who are entitled to receive notice of and to vote or act at any meeting or any adjournment thereof, the Trustees may fix a date not more than 60 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and to vote at such meeting or any adjournment thereof even though the Unitholder has since that time disposed of his or her Trust Units, and no Unitholder becoming such after that time shall be so entitled to receive notice of and to vote at such meeting or any adjournment thereof. In the event that the Trustees do not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 12.2.

12.9 APPOINTMENT OF INSPECTOR

     The Trustees shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 5% of the votes attached to the Trust Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustees of their responsibilities and duties in respect of the Trust. If the Trustees do not call for a meeting within 21 days after receiving this written request, any Trust Unitholder who signed the request may call such meeting. An inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting. The inspector shall have such powers not inconsistent herewith as may be conferred upon him or her at the meeting when he or she is appointed, but in all events shall not have any powers to act in any capacity as the Trustees hereunder or in place or instead of the Trustees in any manner hereunder.

12.10 RESOLUTIONS IN WRITING

     Notwithstanding any other provision of this Declaration of Trust, a resolution in writing executed by Unitholders holding more than 50% of the outstanding Trust Units entitled to be voted on such resolution, if such resolution is an Ordinary Resolution, or a resolution in writing circulated to all Unitholders and executed by Unitholders holding more than 66-2/3% of the outstanding Trust Units entitled to be voted on such resolution, if such resolution is a Special Resolution, shall be as valid and binding for all purposes of this Declaration of Trust as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under
Section 12.5 or Section 12.6 in favour of such resolution at a meeting of Unitholders duly called for that purpose.


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

                                   ARTICLE 13
                CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS

13.1 TRUST UNIT CERTIFICATES

     (a) Trust Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustees.

     (b) If issued, Trust Unit Certificates are issuable only in fully registered form.

     (c)  The definitive form of the Trust Unit Certificates shall:

          (i)  be in the English language;

          (ii) be dated as of the date of issue thereof;

          (iii) contain the CUSIP number (if any) for the Trust Units; and

          (iv) contain such distinguishing letters and numbers as the Trustees shall prescribe.

     (d) In the event that the Trust Unit Certificate is translated into the French language and any provision of the Trust Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

     (e) Each Trust Unit Certificate shall be signed on behalf of the Trust by any one or more Trustee or other authorized signatory. The signature of the Trustees required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. Any Trust Unit Certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate.

13.2 CONTENTS OF TRUST UNIT CERTIFICATES

     (a) Until otherwise determined by the Trustees, each Trust Unit Certificate shall legibly set forth on the face thereof, inter alia, the following:

          (i) the name of the Trust and the words "A trust created under the laws of the Province of Ontario by a Declaration of Trust dated the 21st day of March, 2006" or words of like effect;

          (ii) the name of the person to whom the Trust Unit Certificate is issued as Unitholder;

          (iii) the number, class and, if any, Series of Trust Units represented thereby (and whether or not the Trust Units represented thereby are fully paid);

          (iv) that the Trust Units represented thereby are transferable;

          (v) the words "The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Trust Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust" or words of like effect; and


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

          (vi) the words "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

     (b) Until otherwise determined by the Trustees, each such certificate shall legibly set forth on the face or reverse side thereof, inter alia, the following:

          (i) "The Declaration of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution", or words of like effect; and

          (ii) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Trust Units.

The Trust Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine.

13.3 REGISTER OF UNITHOLDERS

     A register may be kept at the principal stock transfer offices of the Transfer Agent in Toronto, Ontario which register, if maintained, shall contain the names and addresses of the holders of the Trust Units, the respective numbers of Trust Units held by them, the certificate numbers of certificates representing such Trust Units and a record of all transfers and redemptions thereof. Only holders of the Trust Units whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustees shall have the right to treat the Person registered as a Unitholder on the register of the Transfer Agent or Trust, as the case may be, as the owner of such Trust Units for all purposes, including payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

13.4 TRANSFER OF TRUST UNITS

     (a) Subject to the provisions of this Article 13, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustees or shall be in any way binding upon the Trustees until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustees, the Trust or the Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

     (b) Subject to the provisions of this Article 13, Trust Units shall be transferable on the register or one of the branch transfer registers only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust or to the Transfer Agent of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustees or the Transfer Agent. Upon such delivery, the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Trust Units shall be issued to the transferee and a new certificate for the balance of Trust Units not transferred shall be issued to the transferor.

     (c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustees or the Transfer Agent and delivery of the existing certificate to the Trustees or the Transfer Agent, but until such record is made the Unitholder of record shall


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

          continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustees or the Transfer Agent shall have actual or other notice of such death or other event.

     (d) Trust Unit Certificates representing any number of Trust Units may be exchanged without charge for Trust Unit Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Unit Certificates may be made at the offices of the Trust or the Transfer Agent where registers are maintained for Trust Unit Certificates pursuant to the provisions of this Article 13. Any Trust Unit Certificates tendered for exchange shall be surrendered to the Trustees or appropriate Transfer Agent and then shall be cancelled.

13.5 TRUST UNITS HELD JOINTLY OR IN A FIDUCIARY CAPACITY

     Except as herein provided, the Trustees may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship, but as set forth in Section 13.6, the same shall not bind the Trust or the Trustees.

13.6 PERFORMANCE OF TRUST

     The Trustees, the Trust, the Transfer Agent or any other agent of the Trust shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

13.7 LOST CERTIFICATES

     In the event that any Trust Unit Certificate is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new certificate for the same number of Trust Units in lieu thereof. The Trustees may in their sole discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustees or the Transfer Agent may direct indemnifying the Trust for so doing.

13.8 DEATH OF A UNITHOLDER

     The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Unitholder's personal representatives a right to an accounting or to take any action in court or otherwise against other Unitholders or the Trustees or the Trust Assets, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder, if any, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

13.9 UNCLAIMED DISTRIBUTION

     In the event that the Trustees shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustees shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the person or persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such distributable amount so held to the Public Guardian and Trustee of Ontario (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustees.


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

                                   ARTICLE 14
                                   TERMINATION

14.1 TERM OF TRUST

     Subject to the other provisions of this Declaration of Trust, the Trust shall continue for a term ending 21 years after the date of the death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on March 21, 2006. For the purpose of terminating the Trust by such date, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust.

14.2 TERMINATION WITH THE APPROVAL OF UNITHOLDERS

     The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees shall commence to wind up the affairs of the Trust. Such Special Resolution may contain such directions to the Trustees as the Unitholders determine, including a direction to distribute the LP Units in specie to holders of Trust Units.

14.3 PROCEDURE UPON TERMINATION

     Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustees shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the registers of Trust Units shall be closed.

14.4 POWERS OF THE TRUSTEES UPON TERMINATION

     After the date on which the Trustees are required to commence to wind up the affairs of the Trust, the Trustees shall undertake no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustees shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Declaration of Trust.

14.5 SALE OF INVESTMENTS

     After the date referred to in Section 14.3, the Trustees shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 14.2, sell and convert into money the LP Units and all other Trust Assets in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust Assets, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 14.2). If the Trustees are unable to sell all or any of the LP Units or other Trust Assets by the date set for termination, the Trustees may, subject to obtaining all necessary regulatory approvals, distribute the remaining LP Units or other Trust Assets directly to Unitholders in accordance with their pro rata interests.

14.6 DISTRIBUTION OF PROCEEDS OR ASSETS

     After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the LP Units and other Trust Assets together with any cash forming part of the Trust Assets among the Unitholders in accordance with their pro rata interests.

14.7 FURTHER NOTICE TO UNITHOLDERS

     In the event that less than all of the Unitholders have surrendered their Trust Units for cancellation within six months after the time specified in the notice referred to in Section 14.3, the Trustees shall give further notice to the remaining Unitholders to surrender their Trust Units for cancellation and if, within one year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of Trust Units comprising such Trust Units to receive their pro rata share of the remaining Trust Assets, and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustees, may pay such amounts into court.

14.8 RESPONSIBILITY OF THE TRUSTEES AFTER SALE AND CONVERSION

     The Trustees shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 14.3 and, after such sale, the sole obligation of the Trustees under this Declaration of Trust shall be to hold such proceeds or assets in trust for distribution under Section 14.6.

                                   ARTICLE 15
                             SUPPLEMENTAL INDENTURES

15.1 PROVISION FOR SUPPLEMENTAL INDENTURES FOR CERTAIN PURPOSES

     The Trustees may, without approval of the Unitholders and subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto or restatements of such indentures or instruments which thereafter shall form part hereof, for any one or more or all of the following purposes:

     (a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 11.1 where the Trustees may do so without the consent, approval or ratification of the Unitholders or any other person; and

     (b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Trust Units, and any such indenture or instrument supplemental to this Declaration of Trust shall be binding on all parties, including all Unitholders on the later of (i) the date of execution, and (ii) the effective date of any required approval by Unitholders, of that indenture or instrument.

                                   ARTICLE 16
                                     GENERAL

16.1 NOTICES

     (a) Any notice or other document required to be given or sent to Unitholders under this Declaration of Trust shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

     (b) Any written notice or written communication given to the Trustees shall be addressed to the Trustees at the head office of the Trust, with a copy to Fogler, Rubinoff LLP, Attention: Norman May (Facsimile:
          416-941-8852) and shall be deemed to have been given on the date of delivery or,


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          if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by cable, telegram, telex or other means of prepaid, transmitted or recorded communication.

16.2 FAILURE TO GIVE NOTICE

     The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

16.3 JOINT HOLDERS

     Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

16.4 SERVICE OF NOTICE

     Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustees have notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Trust Units concerned.

16.5 INFORMATION AVAILABLE TO UNITHOLDERS

     Each Unitholder shall have the right to obtain, on demand and without fee, from the head office of the Trust a copy of this Declaration of Trust and any amendments thereto relating to Trust Units held by that Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor and after delivering to the Trustees a statutory declaration stating the name and address of the person requiring the Trustees to furnish the list of Unitholders and, if the person is a body corporate, the address for service thereof, and that the list will not be used except in connection with (a) an effort to influence the voting of the holders of Trust Units, (b) an offer to acquire Units, or (c) any other matter relating to the Trust Units or the affairs of the Trust, obtain a list of the Unitholders for the aforesaid purposes.

16.6 FISCAL YEAR

     The fiscal year and taxation year of the Trust shall end on December 31 of each year.

16.7 FINANCIAL DISCLOSURE

     If the financial results of the Trust are not consolidated with those of the Fund, the Trust will furnish, in accordance with and subject to applicable securities law (as if the Trust were a reporting issuer under applicable securities laws), to Unitholders such consolidated financial statements of the Trust and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act or equivalent provincial legislation. Without limiting the generality of the foregoing, in the event the financial results of the Trust are not consolidated with those of the Fund, the Trust will send to Unitholders:

     (a) at least 21 days prior to the date of each annual meeting of Unitholders (or such shorter period as may be required by applicable law), the annual financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 17.4; and

     (b) within 45 days after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year) (or such shorter period as may be required by applicable law), unaudited quarterly


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          financial statements of the Trust for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements and the obligations to deliver such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

16.8 UNITHOLDER MEETING INFORMATION

     Prior to each meeting of Unitholders, the Trustees will provide to each Unitholder, together with the notice of the meeting:

     (a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

     (b)  all information required by applicable law.

16.9 TAXATION INFORMATION

     On or before March 15 in each year, the Trust will provide to Unitholders who received distributions from the Trust in the prior calendar year, such information regarding the Trust required by Canadian law to be submitted to Unitholders for income tax purposes to enable Unitholders to complete their tax returns in respect of the prior calendar year.

16.10 POWER OF ATTORNEY

     The Trustees hereby grant to Cinram a power of attorney constituting Cinram, with full power of substitution, as their true and lawful attorney to act on behalf of the Trust with full power and authority in their name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, agreement or document in connection with carrying out the activities of the Trust in connection with the Initial Loan and the Arrangement including to execute on the Trust's behalf, the Exchange Agreement, the Arrangement Agreement, the Note Indenture and the promissory note evidencing the Initial Loan, and to enter into any amendments to any such agreement, provided such power of attorney expires at Closing.

16.11 INCOME TAX: OBLIGATION OF THE TRUSTEES

     The Trustees shall satisfy, perform and discharge all obligations and responsibilities of the Trustees under the Tax Act or any similar provincial legislation and neither the Trust nor the Trustees shall be accountable or liable to any Trust Unitholders by reason of any act or acts of the Trustees consistent with, or which the Trustees believe in good faith to be consistent with, any such obligations or responsibilities.

16.12 INCOME TAX: DEDUCTIONS

     The Trustees shall determine the tax deductions, allowances and credits to be claimed, and designations to be made by the Trust in any year, and the Trustees shall claim such deductions, allowances and credits and make such designations for the purposes of computing the income of the Trust and the amount of tax payable, if any, by the Trust pursuant to the provisions of the Tax Act.

16.13 BINDING EFFECT OF RESOLUTIONS

     Every resolution passed in accordance with the provisions of this Declaration of Trust at a meeting of Unitholders shall be binding upon all the Unitholders, whether present at or absent from such meeting, and each and every Unitholder shall be bound to give effect accordingly to every such resolution.


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

16.14 NO BREACH

     Notwithstanding any other provision of this Declaration of Trust, Trust Unitholders shall have no power to effect any amendment hereto which would require the Trustees to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustees under any agreement binding on or obligation of the Trust or the Trustees.

16.15 EXECUTION OF INSTRUMENTS

     Any Trustee shall have the authority to sign in the name of and on behalf of the Trust all instruments in writing and any instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. For greater certainty, the Trustees may execute any agreements or other instruments under the name of the Trust. The foregoing shall not limit in any way the power of the Trustees to delegate to any person or persons the authority to sign in the name of the Trust on behalf of the Trustees any specific instrument or any instruments in writing generally.

                                   ARTICLE 17
                                    AUDITORS

17.1 QUALIFICATION OF AUDITORS

     The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

17.2 APPOINTMENT OF AUDITORS

     KPMG LLP are appointed as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders or until their resignation or removal in accordance with Section 17.3. The Auditors will be selected at each succeeding annual meeting of Unitholders. The Auditors will receive such remuneration as may be approved by the Trustees.

17.3 CHANGE OF AUDITORS

     The Auditors may at any time resign or be removed by the Trustees for good reason or with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by a majority of votes cast by Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustees.

17.4 REPORT OF AUDITORS

     In the event the financial results of the Trust are not consolidated with those of the Fund, the Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder with the annual financial statements referred to in Section 16.7.

                                   ARTICLE 18
                                  MISCELLANEOUS

18.1 COUNTERPARTS

     This Declaration of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument which shall be sufficiently evidenced by any such original counterpart.


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

18.2 SEVERABILITY

     If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

18.3 SUCCESSORS AND ASSIGNS

     The provisions of this Declaration of Trust shall enure to the benefit of, and be binding upon, the parties hereto and their respective heirs, executors, administrators, successors and assigns.

18.4 REFERENCES TO AGREEMENTS

     Any reference herein to any agreement, contract, indenture or obligation shall refer to such agreement, contract, indenture or obligation as the same may be amended from time to time.

18.5 IN RESPECT OF THE FUND

     Each of the parties hereto acknowledges the obligations of the Fund under this Declaration of Trust and that such obligations will not be personally binding upon any of the trustees of the Fund, any registered or beneficial holder of units of the Fund or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Fund will be limited to, and satisfied only out of, the assets of the Fund.

18.6 LANGUAGE

     Les parties aux presentes ont exiges que la presente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en decouleront soient rediges en la langue anglaise. The parties hereto have required that this Declaration of Trust and all documents and notices resulting herefrom be drawn up in English.

                     [REST OF PAGE INTENTIONALLY LEFT BLANK]


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

     IN WITNESS WHEREOF each of the parties has caused these presents to be executed the 21st day of March, 2006.

TRUSTEE:


"Leila Rafi"                            (signed)
-------------------------------------   ----------------------------------------
WITNESS                                 Nadir H. Mohamed


"Leila Rafi"                            (signed)
-------------------------------------   ----------------------------------------
WITNESS                                 Peter G. White


INITIAL UNITHOLDER:

CINRAM INTERNATIONAL INCOME FUND


(signed)
-------------------------------------
Name: Peter G. White
Title: Trustee


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